Exhibit 2.2

EQUITY PURCHASE AGREEMENT
by and among
COMSCORE, INC.
a Delaware corporation,
CS WORLDNET HOLDING B.V.,
a Netherlands company,
NEDSTAT B.V.,
a Netherlands company,
THE EQUITY HOLDERS OF
NEDSTAT B.V.
and
Stichting Sellers Nedstat,
as the representative of the Sellers
Dated: 31 August, 2010

i

Exhibits

Exhibit A	Form of Bank Guarantees
Exhibit C	Form of Resignation and Release
Exhibit D	Form of Subscription Agreements
Exhibit E	Form of Termination Agreements
Schedules

Schedule 1	Definitions; Interpretation
Schedule 2.1	Sellers’ Equity
Schedule 2.2	Flow of Funds Certificate
Schedule 3.1	Deed of Transfer
Schedule 3.2(k)	Disclosure Letter
Schedule 8.9	Parent Stock Unit Grants
Disclosure Schedules

Schedule 4.1(a)	Jurisdictions and addresses
Schedule 4.14.1(b)	Subsidiaries
Schedule 4.1(c)	Extracts Chambers of Commerce
Schedule 4.4(b)	Equity Securities
Schedule 4.11(a)(i)	Intellectual Property
Schedule 4.11(a)(ii)	Licenses
Schedule 4.11(h)	Software
Schedule 4.12(a)	Contracts
Schedule 4.13	Litigation
Schedule 4.14	Financial Statements
Schedule 4.15	Liabilities
Schedule 4.18(a)	Benefit Plans
Schedule 4.18(f)	Transaction Bonus
Schedule 4.19(a)	Insurance Policies
Schedule 4.19(b)	Insurance Claims
Schedule 4.20(a)	Leased Premises
Schedule 4.21	Transactions Certain Persons
Schedule 4.22(a)	Employees
Schedule 4.22(b)	Employment Conditions

ii

Schedule 4.22(c)	Contractors
Schedule 4.23	Labor Relations
Schedule 4.25(a)	Twenty Largest Customers
Schedule 4.25(b)	Major Customers
Schedule 4.26	Service Warranties
Schedule 4.27	Supplier Relationships
Schedule 4.28	Bank Accounts

iii

EQUITY PURCHASE AGREEMENT
     THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 31st day of August, 2010, by and among (a) COMSCORE, INC., a Delaware corporation (“Parent”), (b) CS WORLDNET HOLDING B.V., a Netherlands company wholly-owned by Parent (“Purchaser”), (c) NEDSTAT B.V., a Netherlands company (the “Company”), (d) the Persons who own all of the issued and outstanding ordinary shares of the capital in the Company, each of whom is listed on Schedule 2.1 hereto under the heading “Sellers” (the “Sellers”) and (e) Stichting Sellers Nedstat as the representative of all of the Sellers (“Seller Representative”).
RECITALS
     A. The Company owns and operates a web analytics business.
     B. The Sellers own one hundred percent (100%) of the issued and outstanding ordinary shares in the capital of the Company (the “Equity”).
     C. The Sellers desire to sell and convey the Equity to Purchaser, and Purchaser desires to purchase the Equity from the Sellers, upon the terms and conditions set forth in this Agreement.
AGREEMENT
     NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
     1. DEFINITIONS; MATTERS OF INTERPRETATION.
Certain definitions of capitalized terms used herein but not otherwise defined herein are set forth in Schedule 1 including certain matters of interpretation hereunder.
     2. PURCHASE PRICE.
          2.1 Purchase and Sale of the Equity and Purchase Price. At the Closing and upon all of the terms and subject to all of the conditions of this Agreement, each Seller will sell, transfer, assign and convey to Purchaser, without recourse, representation or warranty except as expressly provided herein, the number of shares of Equity set forth opposite such Seller’s name on Schedule 2.1, and Purchaser will purchase and accept such shares from such Seller. In full payment for the Equity, Purchaser will pay to each Seller its, his or her Pro Rata Share as set forth in Schedule 2.1 of the Final Purchase Price. Payment of the Closing Amount will take place through the Third Party Account of the Notary. Upon receipt of the Closing Amount in the Third Party Account, the Notary shall hold the Closing Amount for the account of the Purchaser until the execution of the Deed of Transfer as set out in Section 3.1 below. Upon the execution of the Deed of Transfer, the Notary shall hold part of the Closing Amount equal to the Closing Purchase Price for the account of the Sellers and the remaining part of the Closing Amount for the account of the Company. The Seller Representative, the Company and Purchaser shall instruct the Notary accordingly.
          2.2 Flow of Funds Certificate; Payment of Purchase Price.
               (a) Attached as Schedule 2.2 is a flow of funds certificate prepared by the Company and Seller Representative (the “Flow of Funds Certificate”) setting forth (including all calculations in reasonable detail):
(i)	the Preliminary WC accompanied by the Company’s good faith estimate of the Company’s balance sheet as of the Closing Date prepared in accordance with IFRS as consistently applied by the Company (the “Closing Balance Sheet”);
(ii)	the Closing Debt;
(iii)	the unpaid Transaction Expenses;
(iv)	the Severance Payments;
(v)	the Exit Payments;
(vi)	the Aggregate Option Termination Payments based on the foregoing;
(vii)	the Closing Purchase Price based on the foregoing; and
(viii)	each party entitled to a payment pursuant to Section 2.2(b) and the amount due in respect thereof and wire transfer or payment instructions with respect thereto.
These calculations will be used in connection with the payments described in Section 2.2(b).
               (b) On the Closing Date, Purchaser, the Company and the Seller Representative shall direct the Notary to pay out the Closing Amount, as follows:
(i)	the Closing Debt to the applicable third party lender as indicated on the Flow of Funds Certificate;
(ii)	the unpaid Transaction Expenses Payments to the Company, whereby the Parties will ensure that the Company will pay the relevant amounts to the relevant persons, as indicated on the Flow of Funds Certificate;

(iii)	the Severance Payments to each of Mr. Kinsbergen, Mr. Wissink and Ms. Ziegler;
(iv)	the Exit Payments to the Company, whereby the Parties will ensure that the Company will pay the relevant amounts to the relevant persons, withholding all relevant Taxes;
(v)	the Aggregate Option Termination Payments to the Company, whereby the Parties will ensure that the Company will pay the relevant amounts to the relevant persons, withholding all relevant Taxes; and
(vi)	The remaining portion of the Closing Amount (i.e. the Closing Amount minus the sum of the amounts in Section 2.2(b) (i) through and including (v)) will be paid to the Sellers (the amount so payable to the Sellers on the Closing Date is referred to herein as the “Closing Purchase Price”).
               (c) Each Seller will receive a portion of the Closing Purchase Price determined by multiplying the Closing Purchase Price by such Seller’s applicable Pro Rata Share.
          2.3 Working Capital Purchase Price Adjustment.
               (a) Preliminary Purchase Price Adjustment. The “Closing Amount” shall be the Base Purchase Price (A) plus an amount, if any, equal to the amount by which the Preliminary WC is greater than the Target WC and (B) minus an amount, if any, equal to the amount by which Target WC is greater than the Preliminary WC.
               (b) Calculation of Post-Closing Adjustments. The “Final Purchase Price” will be the Base Purchase Price (A) plus an amount, if any, equal to the amount by which the Final Closing WC is greater than the Target WC (B) minus an amount, if any, equal to the amount by which the Final Closing WC is less than the Target WC and (C) minus the sum of the amounts in Section 2.2(b) (i) through and including (v). The Final Closing WC will be determined in accordance with the procedures set forth in Section 2.3(c). Each Seller warrants jointly with the other Sellers but for its Pro Rata Warranty Share not severally (“niet-hoofdelijk”) that the Closing Debt shall not be in excess of the amount set forth in the Flow of Funds Certificate.
               (c) Determination of Closing WC. By no later than ninety (90) days following the Closing Date, Purchaser will prepare and deliver to the Seller Representative a certificate (“Purchaser’s Closing Certificate”), signed by Purchaser, certifying Purchaser’s good faith determination of the actual Closing WC (including all calculations in reasonable detail), and good faith determination of the Final Purchase Price under Sections 2.3(b) along with a copy of the workpapers used in connection with the preparation of such certificate. If the Seller Representative does not object to Purchaser’s certificate within thirty (30) days after receipt, or accepts such certificate during such thirty (30) day period, the Closing WC set forth in Purchaser’s Closing Certificate shall become final and binding, and payment made in accordance with Section 2.3(d). If the Seller Representative objects to Purchaser’s certificate, the Seller Representative will notify Purchaser in writing of such objection (the “Seller Dispute Notice”) within thirty (30) days after the Seller Representative’s receipt thereof (such Notice setting forth in reasonable detail the basis for such objection). During such thirty (30) day period, Purchaser will permit the Seller Representative and its Representatives reasonably access to (a) such work papers relating to the preparation of Purchaser’s Closing Certificate, as may be reasonably necessary to permit the Seller Representative to review in detail the manner in which Purchaser’s certificate was prepared and (b) such personnel, books and records of the Company and its Subsidiaries as reasonably requested by the Seller Representative to assist it in the preparation of the Seller Dispute Notice. Purchaser and the Seller Representative will thereafter negotiate in good faith to resolve any such objections. If Purchaser and the Seller Representative are unable to resolve all of such differences within twenty (20) calendar days of Purchaser’s receipt of the Seller Representative’s objections, either Purchaser or the Seller Representative may require the resolution of such dispute by way of the Dispute Resolution Procedure by providing such other party a Notice of such demand. The term “Final Closing WC” means the definitive Closing WC as the same shall have become final and binding pursuant to the second sentence of this Section 2.3(c), as agreed to by the Seller Representative and Purchaser or resulting from the determination by the Independent Accounting Firm in accordance with this Section 2.3(c) and the Dispute Resolution Procedure.
               (d) If the Final Purchase Price (based on the Final Closing WC) is greater than the Closing Purchase Price, the excess will be paid by Purchaser to the Sellers based on each Seller’s applicable Pro Rata Share within five (5) Business Days after the Final Closing WC is determined. If the Closing Purchase Price is greater than the Final Purchase Price (based on the Final Closing WC), the excess will be paid by the Sellers (severally, based on each Seller’s applicable Pro Rata Share of such amount) within five (5) Business Days after the Final Closing WC is determined. If Sellers are liable for a shortfall pursuant to the previous sentence, Purchaser shall draw such amount under the Bank Guarantees provided, however, that Sellers shall co-operate fully to allow for such amount to be drawn from the Bank Guarantees, and that Sellers shall be obliged to provide a further Bank Guarantee if and to the extent a claim in excess of EUR 50,000 has been made pursuant to this Section 2.3.
               (e) Purchaser agrees that following the Closing through the date on which the Final Closing WC becomes final and binding it shall not, and will cause the Company not to, take any action with respect to any accounting books, records, policies or procedures on which the Net Working Capital are to be based that (i) are inconsistent with the practices of the Company prior to the Closing Date or (ii) would make it impossible or impracticable to calculate the Closing Working Capital in the manner and utilizing the methods required hereby. Without limiting the generality of the foregoing, no changes shall be made in any reserve or other account existing as of December 31, 2009 except as a result of events or circumstances occurring after such date and, in such event, only in a manner consistent with practices of the Company prior to the Closing Date.
          2.4 Form of Payments. Except as expressly provided herein or in the Flow of Funds Certificate, all payments hereunder will be made by delivery to the recipient by depositing, by wire transfer of immediately available funds, the applicable amount in an account of the recipient, which account shall have been designated by the recipient in writing at least three (3) Business Days prior to the date of the required payment. Unless otherwise expressly provided, all payments to be made to the Sellers as a group hereunder shall be paid to the Sellers based on each Seller’s applicable Pro Rata Share.
     3. CLOSING.
          3.1 Timing; Effective Time. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Houthoff Buruma Coöperatief U.A., in Amsterdam immediately following the execution of this Agreement by all parties, commencing at 10:01 p.m. local time (CET) on 31 August 2010, (the “Closing Date”). Closing will take place by executing the notarial deed of transfer, substantially in the same form as attached as Schedule 3.1 (the “Deed of Transfer”), by which the transfer of the Shares from the Sellers to the Purchaser will be effectuated. To the extent permitted by Law and IFRS, for tax and accounting purposes, the parties will treat the Closing as being effective as of 11:59 p.m. local time (CET) on the Closing Date (the “Effective Time”). Failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 3.1 will not result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.
          3.2 Deliveries by the Company and/or Sellers. At or before the Closing, the Company and/or Sellers will deliver or cause to be delivered to Purchaser:
               (a) the original of the shareholders’ register of the Company;
               (b) written confirmation (Dutch: aflossingsnota) of Van Lanschot Bankiers that upon receipt of certain amounts from Mr. Michael Kinsbergen and Mr. Tjerk Kooistra its right of pledge on the shares in the capital of the Company held by Mr. Kinsbergen and its rights of pledge on the depository receipts of shares in the capital of the Company held by Mr. Kooistra are terminated and/or cancelled;
               (c) the Bank Guarantees, in substantially the same form as Exhibit A ( the “Bank Guarantees”);
               (d) resignation from the position as statutory director effective immediately prior to the Closing of Michael Kinsbergen, in substantially the same form as attached hereto as Exhibit C;

               (e) resignation from the position as statutory director (but not as employee) effective immediately upon the Closing of Michiel Berger, in substantially the same form as attached hereto as Exhibit C;
               (f) resignations from the position as supervisory board members effective immediately upon the Closing of each of the supervisory directors of the Company, in substantially the same form as attached hereto as Exhibit C;
               (g) resignation from the position as statutory director effective immediately prior to the Closing of Michael Kinsbergen of the following Subsidiaries and/or Affiliates Nedstat Ltd, Nedstat GmbH, Nedstat S.A.S., Nedstat Espaňa S.L. and Nedstat A.B., in substantially the same form as attached hereto as Exhibit C;
               (h) the agreements for termination of their employment with the Company, executed by the Company on the one hand and each of Mr. Kinsbergen, Mr. Wissink and Ms. Ziegler on the other hand, in the form as attached hereto as Exhibit F (the “Termination Agreements”);
               (i) copy of a duly executed resolution of the Company’s shareholders by which (i) the execution, delivery and performance of this Agreement and the transactions contemplated hereby is approved, (ii) the current statutory directors of the Company (Michael Kinsbergen and Michiel Berger) shall be replaced by one or more persons designated by the Purchaser (for the avoidance of doubt: Mr. Berger shall remain an employee of the Company), (iii) the resigning managing directors and supervisory directors of the Company shall be granted discharge and (iv) the articles of association of the Company will be amended, with effect as of the moment in time directly following the transfer of the Equity, substantially in the form as attached as Schedule 3.2(i);
               (j) Subscription Agreements pursuant to which Michiel Berger and Fred Appelman will subscribe to purchase 49,967 and 8,078 respectively of Parent’s common stock from Parent and executed by each of (i) Michiel Berger, the CIO of the Company and (ii) Fred Appelman, the CTO of the Company (the “Subscription Agreements”);
               (k) the Disclosure Letter in the same form as attached hereto as Schedule 3.2(k) and Disclosure Schedules;
               (l) a copy of the written notice to the Social-Economic Council (SER) pursuant to the requirements of the 2000 Merger Code of the Social-Economic Council (SER-besluit Fusiegedragsregels 2000);
          3.3 Deliveries by Purchaser. On or prior to the Closing Date, Parent and Purchaser will deliver or cause to be delivered to the Sellers, the Company and the Seller Representative and/or the third parties referenced in Section 2.2(b), as applicable:
               (a) The approval of the board of directors of Purchaser with respect to the consummation of the transactions contemplated by this Agreement.

               (b) the Closing Amount as provided in Section 2.3(a) to the Third Party Account of the Notary, with reference: file 320005662;
               (c) the Subscription Agreements duly executed by Parent;
               (d) a certificate of the Parent certifying as to: (A) the full force and effect of resolutions of its board of directors attached thereto as exhibits evidencing the authority of Parent to consummate the transactions contemplated by this Agreement; (B) the full force and effect of the certificate of incorporation and bylaws of Parent attached thereto as exhibits; and (C) the incumbency and signature of the officers of Parent with authority to execute the Transaction Documents to which Parent is a party.
          3.4 Other Closing Documents and Actions. The parties also will execute such other documents and perform such other acts after the Closing Date, as may be necessary for the implementation and consummation of this Agreement.
     4. REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY.
Sellers, jointly and not severally (‘niet hoofdelijk’), represent and warrant to Purchaser as follows (for purposes of Sections 4.6 through and including Section 4.31 (including all definitions referenced therein), the term the “Company” includes any Subsidiary of the Company)). These representations and warranties, and the information in the Disclosure Schedules referenced therein, are true and correct as of the Closing Date except (A) to the extent as appears from the Disclosure Letter and (B) to the extent that a representation, warranty or Disclosure Schedule in this Agreement expressly states that such representation or warranty, or information in such Disclosure Schedule, is true and correct only as of another specified date.
          4.1 Organization.
               (a) The Company is a corporation duly organized and validly existing under the Laws of the Netherlands, and is qualified or registered to do business and is in good standing in each jurisdiction in which the nature of its business or operations would require such qualification or registration, including any foreign jurisdiction in which the Company maintains an office or branch location. The Company is qualified or registered to do business in each jurisdiction listed on Schedule 4.1(a), except for such failures to be qualified or registered, if any, that when taken together with all such other failures would not be reasonably likely to have, in the aggregate, a Company Material Adverse Effect. The Company has full power and authority to own, lease and operate its property and the Company has full power and authority to carry on its business as now conducted and to enter into and to perform this Agreement. The address of the Company’s principal office and all of the Company’s additional places of business are listed on Schedule 4.1(a). No resolution has been proposed or passed for the dissolution of the Company, nor are there any circumstances which may result in the dissolution or liquidation of the Company. No resolution has been proposed or passed for the legal merger (fusie) or (partial) de-merger ((af)splitsing) or any equivalent procedure with regard to the Company and no meeting has been convened and no written resolution has been circulated with a view to passing such a resolution.
               (b) Each of the Subsidiaries of the Company is listed on Schedule 4.1(b). Each of such Subsidiaries is a corporation or other Person duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation/formation (if such concept is applicable in such jurisdiction), and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, including any foreign jurisdiction in which each Subsidiary maintains an office or branch location, except for such failures to be in good standing, qualified or registered, if any, that when taken together with all such other failures would not be reasonably likely to have, in the aggregate, a Company Material Adverse Effect. Each of such Subsidiaries is qualified or registered to do business and is in good standing in each jurisdiction listed on Schedule 4.1(b). Each such Subsidiary has full power and authority to own, lease and operate its property and to carry on its business as now conducted. The address of each such Subsidiary’s principal office and all of its additional places of business are listed on Schedule 4.1(b). No resolution has been proposed or passed for the dissolution of any Subsidiary of the Company, nor are there any circumstances which may result in the dissolution or liquidation of any Subsidiary of the Company. No resolution has been proposed or passed for the legal merger (fusie) or (partial) de-merger ((af)splitsing) or any equivalent procedure with regard to any Subsidiary of the Company and no meeting has been convened and no written resolution has been circulated with a view to passing such a resolution.
               (c) For the Company and each of the Subsidiaries of the Company, the extracts from the relevant chambers of commerce attached to this Agreement as Schedule Schedule 4.1(c) are true and correct in all material respects, and contain a complete list of all managing directors and all other persons authorised to represent the Company and the relevant Subsidiary, whether on the basis of a power of attorney or otherwise.
          4.2 Authorization; Corporate Documentation.
               (a) The Company has the requisite corporate or other power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is, or at the Closing will be, a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party, and the Company’s consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate or other action of the Company.
               (b) The current articles of association of the Company, as amended to date, a copy of which have heretofore been delivered to Purchaser, are true, complete and correct in all respects, and are in effect on the date hereof and as of immediately prior to the consummation of the Closing.
               (c) The copies of the articles of association and the other organizational and constituent documents of each Subsidiary of the Company and all amendments thereto, as certified by its jurisdiction of incorporation/formation, copies of which have heretofore been delivered to Purchaser, are true, complete and correct copies of the organizational and other constituent documents of such Subsidiary, as amended through and in effect on the date hereof and as of immediately prior to the consummation of the Closing.
          4.3 Title to the Subsidiary Equity. One or more of the Company and its Subsidiaries own good, valid and marketable title to all of the equity interests in the Company’s Subsidiaries, free and clear of any and all Liens. None of the Company’s Subsidiaries owns any equity interests in any Person other than the Subsidiaries of the Company listed on Schedule 4.1(b).
          4.4 Capitalization.
               (a) The authorized capital stock of the Company consists of 20,000,000 ordinary shares with a nominal value of EUR 0.01 each, of which 7,634,137 Equity shares are issued and outstanding immediately prior to the Effective Time. The Equity to be delivered by the Sellers to Purchaser constitutes all issued and outstanding shares of capital stock of the Company. The Equity (i) has been duly and validly issued and (ii) is fully paid and nonassessable. No depositary receipts for the Equity (certificaten) have been issued with the cooperation of the Company. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company, nor are there any voting trusts, proxies, equity holder agreements or any other agreements or understandings with respect to the voting of the Equity. There are no Options or other rights to subscribe for, purchase or receive any capital stock or other equity interests of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company, or preemptive rights or rights of first refusal or first offer, nor are there any contracts, commitments, agreements, understandings, arrangements or restrictions to which the Company is a party or by which the Company is bound, relating to any shares of the Equity or any other equity securities of the Company, whether or not outstanding. All of the Equity and other securities of the Company have been granted, offered, sold and issued in compliance with all applicable Laws.
               (b) Schedule 4.4(b) sets forth, as of the date hereof, all of the issued and outstanding equity securities for each Subsidiary of the Company and the owners of record of such equity securities. All such equity securities (i) have been duly and validly issued, (ii) are fully paid and nonassessable, (iii) are held beneficially and of record as set forth on Schedule 4.4(b), free and clear of Liens, and (iv) were not issued in violation of any preemptive rights or rights of first refusal or first offer. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to any such

Subsidiary, nor are there any voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of such equity securities. There are no options, warrants or other rights to subscribe for, purchase or receive any equity interests of any such Subsidiary or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any equity securities of any such Subsidiary, or preemptive rights or rights of first refusal or first offer nor are there any contracts, commitments, agreements, understandings, arrangements or restrictions to which such Subsidiary is a party or by which it is bound relating to any of its equity securities, whether or not outstanding. All of the equity securities of the Subsidiaries have been granted, offered, sold and issued in compliance with all applicable Laws.
          4.5 Binding Agreement. This Agreement has been duly executed by the Company and delivered to Purchaser, and (assuming the due authorization, execution and delivery by Purchaser and the other parties hereto) constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. Upon execution and delivery at the Closing by the Company, each other Transaction Document to which the Company is, or will be, a party, will be duly and validly executed by the Company and delivered to Purchaser on the Closing Date, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) a legal, valid and binding obligation of the Company, enforceable against it, in accordance with such Transaction Document’s terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.
          4.6 No Breach. Other than for exceptions as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by the Company does not and will not (a) violate or conflict with the Company’s articles of association, bylaws, or any other organizational or other constituent document or any law, statute, rule, regulation, ordinance, code, directive, writ, injunction, settlement, permit, license, decree, judgment or order of any Governmental Authority in any jurisdiction (collectively, “Laws”) to which the Company or the Assets are subject, (b) with or without giving notice or the lapse of time or both, breach or conflict with, constitute or create a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of a Contract entered into with any of the 50 largest (measured by annual sales in 2009) customers of the Company, (c) result in the imposition of a Lien on the Equity or the Assets or (d) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Authority or third party, or result in the termination or impairment of any permit, license, franchise or other similar right or authorization.

          4.7 Permits. The Company does not have and does not require any Permits to own the Assets and conduct the Company’s business as now being conducted in the jurisdictions in which it is currently conducted.
          4.8 Compliance With Laws. Except for violations the existence of which or the cost of remedying would not be reasonably likely to have, neither individually nor in the aggregate, a Company Material Adverse Effect, the Company is, and has at all times in the past been, in compliance with all Laws and Permits of any Governmental Authority applicable to the Company, including but not limited to all Environmental Laws.
          4.9 Title to and Sufficiency of Assets. The Company has good and marketable title to, or a valid Leasehold interest in, all of the Assets (excluding Intellectual Property which is addressed in Section 4.13), free and clear of all Liens other than Permitted Liens. The Assets constitute all of the assets, rights and properties that are used in the operation of the Company’s business as it is now conducted or that are used or held by the Company for use in the operation of the Company’s business and they are in good operating condition (reasonable wear and tear excepted) and repair. Immediately following the Closing, all of the Assets will be owned, leased or available for use by the Company on terms and conditions substantially identical to those under which, immediately prior to the Closing, the Company owns, leases, uses or holds available for use such Assets.
          4.10 Accounts Receivable.All accounts receivable of the Company shown on all balance sheets included in the Financial Statements arose from sales actually made or services actually performed in the Ordinary Course of Business and are valid receivables.
          4.11 Intellectual Property.
The representations and warranties set forth in this Section 4.11 only relate to the business of the Company and its Subsidiaries as currently conducted in Europe. Sellers do not provide any representations or warranties with regard to the Company’s and its Subsidiaries’ right to use, sell, license, transfer or assign the Intellectual Property outside Europe.
               (a) Disclosure.
                    (i) Schedule 4.11(a)(i) sets forth all patents and patent applications, trademark and service mark registrations and applications, internet domain name registrations and applications, and copyright registrations and applications owned, filed in the name of, subject to a valid obligation of assignment to, or licensed by the Company or otherwise used or held for use by the Company, in any jurisdiction throughout the world, specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed, and (D) the issuance, registration or application numbers and dates.
                    (ii) Schedule 4.11(a)(ii) sets forth all licenses, sublicenses and other agreements or permissions (“IP Licenses”) (other than shrink wrap licenses or other similar licenses for commercial off-the-shelf software with an annual license fee of EUR 75,000 or less which are not required to be listed, although such licenses are included as “IP Licenses” as that term is used herein) under which the Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and for each such IP License, describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) the scope of such licenses, sublicenses and other agreements or permissions granted, and (C) any royalties, license fees or other compensation due to any Person other than Company for the use or sublicensing of third party Intellectual Property.
               (b) Ownership. The Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property, except for the Intellectual Property that is the subject of a license under which the Company is a licensee or otherwise is authorized to use or practice any Intellectual Property.
               (c) Licenses. The Company has a valid and enforceable license to use all Intellectual Property that is the subject of the IP Licenses. The IP Licenses include all of the licenses, sublicenses and other agreements or permissions relating to third party intellectual property necessary to operate the Company as presently conducted. The Company has performed all obligations imposed on it in the IP Licenses, has made all payments required to date, and is not, nor to the Knowledge of the Sellers is another party thereto, in breach or default thereunder in any respect, nor has any event occurred that with notice or lapse of time or both would constitute a breach or default thereunder. The continued use by the Company of the Intellectual Property that is the subject of the IP Licenses in the same manner that is it currently being used is not restricted by any applicable license of the Company, and is not affected by the transactions contemplated by this Agreement.
               (d) Registrations. All registrations for Copyrights, Patents and Trademarks that are owned by or exclusively licensed to the Company are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. All items of Intellectual Property that consists of a pending application identify all pertinent inventors and otherwise duly observe all required formalities. There are no actions that must be taken by the Company within one hundred eighty (180) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to actions, documents, applications, or certificates for the purposes of obtaining, maintaining, perfecting, or preserving or renewing any Company owned Intellectual Property, or applications relating thereto required to be listed in Schedule 4.12(a)(i).
               (e) Claims.
                    (i) No claim or Action is pending or, to the Knowledge of the Sellers, threatened, and to the Knowledge of the Sellers, there is no basis for any claim that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any, Intellectual Property or challenging the Company and its Subsidiaries’ right to provide its services, and no item of Intellectual Property is subject to any outstanding order, ruling, decree, stipulation, charge or agreement restricting in any manner the use, the licensing, or the sublicensing thereof.
                    (ii) The Company has not received any written notice nor, to the Sellers’ Knowledge, received any notice not in writing that the Company has infringed upon or otherwise violated the intellectual property rights, moral rights, rights of privacy or publicity of any Person, or constitute unfair competition or trade practices or received any claim, charge, complaint, demand or notice alleging any such infringement or violation or to the Knowledge of Sellers no valid basis for such claim exists.
                    (iii) To the Sellers’ Knowledge, no third party is infringing upon or otherwise violating any Intellectual Property owned by the Company.
               (f) No Infringement of Intellectual Property of Others. None of the Intellectual Property, products or services owned, developed, provided, used, sold or licensed by the Company in the business as currently operated, or as operated in the past, infringes upon or otherwise violates any intellectual property rights or any moral rights of any Person. To the Knowledge of the Sellers, none of the Intellectual Property that is the subject of IP Licenses, infringe upon or otherwise violate any intellectual property rights or any moral rights of any Person.
               (g) Administration and Enforcement. The Company has not transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property, or any products or portion thereof, to any third party.
               (h) Software. All Software owned by the Company (as opposed to licensed by the Company) is described in Schedule 4.11(h). Except as set forth on Schedule 4.11(h), (i) such Software is not subject to any transfer, assignment, site, equipment, or other operational limitations, (ii) there are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Software by any third party, and (iii) (A) to the extent that the Software was developed by or for the Company, the Software is free from any material defect and does not contain any mechanism for viruses, worms, time bombs, or unauthorized backdoor access that could be used to interfere with the operation of such Software, and performs in general conformance with its documentation as respects the functionality and purposes for which such Software is currently used by the Company and (B) to the extent that the Software was not developed by or for the Company, to the Knowledge of the Sellers, the Software is free from any material defect and does not contain any mechanism for viruses, worms, time bombs, or unauthorized backdoor access that could be used to interfere with the operation of such Software, and performs in general conformance with its documentation, if any, as respects the functionality and purposes for which such

Software is currently used by the Company. The Company maintains copies of all versions of any Software which it has licensed out to any other Person.
               (i) Trade Secrets. Except as required pursuant to the filing of any Patent application, regarding the Company’s Trade Secrets: (i) the Company has taken all commercially reasonable actions to protect such Trade Secrets from unauthorized use or disclosure, (ii) to the Knowledge of the Sellers, there has not been an unauthorized use or disclosure of such Trade Secrets, (iii) the Company has the sole and exclusive right to bring Actions for infringement or unauthorized use of such Trade Secrets, (iv) to the Knowledge of the Sellers, none of such Trade Secrets infringes upon or otherwise violates valid and enforceable intellectual property or trade secrets of others, and (v) the Company is not, nor as a result of the execution and delivery of this Agreement or the Transaction Documents or the performance of its obligations hereunder or thereunder, will it be, in violation of any agreement relating to such Trade Secrets. Neither the Company nor any Person acting on its behalf has disclosed or delivered to any third party (other than employees and independent contractors operating for the Company’s benefit), or permitted the disclosure or delivery to any escrow agent or other third party (other than employees and independent contractors operating for the Company’s benefit) of, any source code portion of the Software owned or exclusively licensed by the Company. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery of any source code portion of the Software owned or exclusively licensed by the Company to any third party (other than employees and independent contractors operating for the Company’s benefit).
               (j) Employees, Consultants and Other Persons. Each present or past employee, officer, consultant or any other Person who developed any part of any Intellectual Property on behalf of the Company, either: (i) is a party to a valid and irrevocable agreement that conveys or obligates such person to convey to the Company any and all right, title and interest in and to all Intellectual Property developed by such Person, without the payment of additional consideration by the Company, (ii) as to copyrighted or copyrightable material created in the course of such Person’s employment with or engagement on behalf of the Company is a party to a “work made for hire” or similar agreement pursuant to which the Company is deemed to be the original owner/author of all proprietary rights in such material which constitutes Intellectual Property, or (iii) otherwise has by operation of Law vested in the Company any and all right, title and interest in and to all such Intellectual Property developed by such Person.
               (k) Employee Breaches. To the Knowledge of the Sellers, no employee of the Company has transferred Intellectual Property or information that is confidential or proprietary information to the Company or to any Person in violation of any Law or any term of any employment agreement, Patent or invention disclosure agreement or other contract or agreement relating to the relationship of such employee with the Company or any prior employer.

               (l) Related Parties; Etc. None of the Intellectual Property is owned by any current or former shareholder, director, officer, employee or consultant of the Company. At no time during the conception or reduction to practice of any of the Intellectual Property owned by the Company was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any Governmental Authority or subject to any employment agreement, invention assignment, nondisclosure agreement or other contract with any Person that could adversely affect the rights of the Company to any Intellectual Property.
               (m) Transfer. The execution by the Company and Sellers of this Agreement will not result in the loss or impairment of the rights of the Company to own or use any of the Intellectual Property, and the Company is not, nor as a result of the execution and delivery of this Agreement or of the Transaction Documents or the performance of its obligations hereunder or thereunder will it be, in violation of any IP License.
               (n) Open Source. No software has been or is distributed as “open source software” or under a similar licensing or distribution model (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards Source License (SISSL) and the Apache License) used by the Company (“Open Source Materials”). The Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Intellectual Property owned or exclusively licensed by the Company, or any Intellectual Property that otherwise comprises non-Open Source Materials portions of the Company Intellectual Property, (ii) distributed Open Source Materials in conjunction with any Intellectual Property owned or exclusively licensed by the Company, or any the Company Intellectual Property that otherwise comprises non-Open Source Materials portions of the Company Intellectual Property, or (iii) used Open Source Materials in a manner that grants, or purports to grant, to any third party, any rights or immunities under any the Company Intellectual Property owned or exclusively licensed by the Company, or any the Company Intellectual Property that otherwise comprises non-Open Source Materials portions of the Company Intellectual Property (including requiring that any such the Company Intellectual Property be (1) disclosed or distributed in source code form, (2) licensed for the purpose of making derivative works, or (3) redistributable at no charge).
               (o) Privacy. The Company has complied in all material respects with all applicable Laws relating to privacy, personal data protection, and the collection, processing, disclosure and use of personal information and the Company has not violated any person’s rights to privacy, publicity, endorsement, or similar rights. The Company has complied in all material respects with its privacy policies and guidelines, if any, relating to privacy, personal data protection, and the collection, processing and use of personal information. The Company takes commercially reasonable measures to ensure that such information is protected against unauthorized access, use or, modification.

          4.12 Contracts.
               (a) Schedule 4.12(a) attached hereto contains a complete, current and correct list, as of the date hereof, of all of the following types of Contracts to which the Company is a party or by which any of its properties or Assets are bound (provided that for the purposes of this Section 4.12(a), the term Contracts does not include Leases, employee contracts and car leases, so long as those Leases are disclosed on Schedule 4.20(a)):
                    (i) any Contract which involves expenditures or receipts by the Company of more than EUR 25,000 (twenty-five thousand euro) in any twelve (12) month period or more than EUR 50,000 (fifty thousand euro) in the aggregate;
                    (ii) any Contract with any of its officers, directors, employees or Affiliates, not otherwise listed on Schedule 4.21 or Schedule 4.22(a), including all noncompetition, severance and indemnification agreements;
                    (iii) except as otherwise disclosed in Schedule 4.11(a)(ii), any agreement presently in effect for the license of any patent, copyright, trade secret or other proprietary information agreements involving the payment by or to the Company in excess of EUR 25,000 (twenty-five thousand euro) per year;
                    (iv) any power of attorney;
                    (v) any partnership, joint venture, profit-sharing or similar agreement entered into with any Person;
                    (vi) any Contract for the acquisition or sale of any business or material portion of any business or Assets of the Company (A) for aggregate consideration under such Contract in excess of EUR 25,000 (twenty-five thousand euro), and (B) that has continuing indemnification, “earn-out” or other contingent payment obligations by the Company that could reasonably be expected to result in payments in excess of EUR 25,000 (twenty-five thousand euro);
                    (vii) any Contract containing a covenant or covenants which purport to limit the Company’s ability or right to engage in any lawful business activity and any Contract which imposes on the Company non-competition or non-solicitation restrictions, or any “exclusivity” or similar provision or covenant, or any pricing or most favored nation covenants, or any other restriction on future contracting;
                    (viii) any agreement entered into outside the Ordinary Course of Business and presently in effect, involving payment to or obligations of the Company in excess of EUR 25,000 (twenty-five thousand euro), not otherwise described in this Section 4.12(a); and

                    (ix) any loan agreement, agreement of indebtedness, note, security agreement, guarantee or other document pursuant to or in connection with the Company’s receipt or extension of credit for money borrowed in excess of EUR 50,000.
               (b) The Company has not entered into any oral Contracts.
               (c) The Company has all the Contracts it needs to carry on the Company’s business as now being conducted or is proposed to be conducted immediately following the Closing. All of the Contracts, including the Contracts listed on Schedule 4.12(a) are in full force and effect, and are valid, binding, and enforceable in accordance with their terms, except to the extent that the enforceability thereof may be affected by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by court-applied equitable principles. There exists no breach, default or violation on the part of the Company on the part of any other party to any Contract nor has the Company received notice of any breach, default or violation except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company has not received notice and the Sellers have no Knowledge of an intention by any party to any such Contract that provides for a continuing obligation by any party thereto on the date hereof to terminate such Contract or amend the terms thereof, (ii) neither the entering into of this Agreement or any of the other Transaction Documents, nor the consummation of the transactions contemplated by this Agreement or the other Transaction Documents will affect the validity, enforceability and continuation of any Contract on the same terms applicable to such Contract as of the date hereof, and (iii) the Company has not waived any rights under any of its Contracts. To the Knowledge of the Sellers, no event has occurred which either entitles, or would, with notice or lapse of time or both, entitle any party to any such Contract to declare breach, default or violation under any such Contract or to accelerate, or which does accelerate, any obligations of any such party, or the maturity of any indebtedness of the Company, under any such Contract.
          4.13 Litigation. Except as described on Schedule 4.13, there is no Action pending, or, to the Sellers’ Knowledge, threatened by or against the Company. There are no writs, injunctions, decrees, arbitration decisions, unsatisfied judgments or similar orders outstanding against or relating to the Company.
          4.14 Financial Statements.
               (a) Schedule 4.14 sets forth true, correct and complete copies of the audited balance sheet and income statement of the Company for the fiscal year ended December 31, 2008, the audited balance sheet and income statement of the Company for the fiscal year ended December 31, 2009, and an unaudited balance sheet and statement of income and cash flows as of and for the period beginning January 1, 2010 and ended 31 July, 2010 (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with the books and records of the Company and are in line with all statutory requirements and present fairly, the financial condition and results of operation of the Company at the respective dates thereof. The Financial Statements have been prepared in accordance with IFRS as consistently applied by the Company throughout and among the periods indicated except (i) as expressly indicated in the Financial Statements that the unaudited statements exclude the footnote disclosures and other presentation items required for IFRS and exclude year-end adjustments which will not be, individually or in the aggregate, material in amount. Since the dates of the Financial Statements, there have been no changes in the Company’s accounting policies or practices.
               (b) The Company has kept and maintained its books and accounts in accordance with all applicable laws.
               (c) The Company has not been advised by its external auditor, attorneys or other advisors that it must make a material adjustment to any financial record, or must materially change any internal practice, policy or procedure to comply with any Laws, or any accounting best practice.
          4.15 Liabilities. The Company has no liabilities, obligations or commitments of any nature (whether absolute, accrued, contingent or otherwise, whether matured or unmatured and whether due or to become due), including obligations of the Company arising from any severance, retention or similar agreements with any present or former employees of the Company, or Tax liabilities due or to become due except (a) liabilities that are accrued and reflected on the Financial Statements (and on the Closing Balance Sheet), (b) liabilities that are listed on Schedule 4.15 to this Agreement, (c) liabilities that have arisen in the Ordinary Course of Business (other than liabilities for breach or default of any Contract) since December 31, 2009 which individually or in the aggregate could not reasonably be expected to have a Company Material Adverse Effect or (d) obligations to perform after the date hereof any Contracts which are required to be or are disclosed on Schedule 4.12(a), Schedule 4.12(b), or Schedule 4.20(a). Except as disclosed on Schedule 4.15, the Company is not a guarantor nor is it otherwise liable for any obligation (including indebtedness) of any other Person other than the Subsidiaries. Except as disclosed on Schedule 4.15, no Seller has any claim or action against the Company.
          4.16 Tax Matters.
               (a) (i) the Company has timely filed all Tax Returns required to have been filed by it, (ii) all such Tax Returns are accurate and complete, (iii) the Company has paid all Taxes owed by it which were due and payable (whether or not shown on any Tax Return) except as reflected as a liability on the Closing Balance Sheet, (iv) the Company has complied with all applicable Laws relating to Tax, (v) the Company is not currently the beneficiary of any extension of time within which to file any Tax Return, (vi) there is no, and has been no claim against the Company in writing by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, (vii) there are no pending or ongoing audits of the Company’s Tax Returns, (viii) the Company has not requested or received any ruling from, or signed any binding agreement with, any Governmental Authority, that would increase the amount of the Company’s Tax liabilities in a Tax period ending after the Closing Date, (ix) there are no Liens on any of the Assets that arose in connection with any failure (or alleged failure) to pay any Tax, (x) no unpaid Tax deficiency has been asserted against or with respect to the Company by any Governmental Authority which Tax remains unpaid, (xi) the Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due, (xii) the Company has not granted and is not subject to, any waiver of the period of limitations for the assessment of Tax for any currently open taxable period, (xiii) the Company is not a party to any Tax allocation or sharing agreement, and (xiv) the Company neither (A) has been a member of any group affiliated or liable or deemed to be affiliated or liable with respect to any Tax nor (B) has any liability for the Taxes of any Person as a transferee or successor, by contract or otherwise, and (xv) there is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to any Tax liability (or restrictions on Tax deductions or credits) with respect to excess compensation or “parachute payments” or similar payments.
               (b) No power of attorney or similar instrument currently in force has been granted by the Company relating to Taxes.
               (c) There is no permanent establishment, business activity or other presence or deemed presence that subjects, or could reasonably subject, the Company to Tax liability in any country other than the Netherlands and Belgium.
          4.17 Insolvency Proceedings. The Company has not been declared bankrupt (failliet), insolvent or granted any suspension of payments (surseance van betaling), has not had a receiver or trustee appointed to it, is not in negotiation with its creditors or subject to any equivalent procedure in the jurisdiction of its incorporation, and to the Sellers’ Knowledge, no application for the commencement of any such proceeding in any jurisdiction has been applied for or is expected to be applied for, and no Action is pending in relation thereto. The Company has not made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings.
          4.18 Employee Benefit Plans.
               (a) Set forth on Schedule 4.18(a) is a true and complete list of each deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, maintained or contributed to or required to be contributed to by the Company for the benefit of any employee or former employee of the

Company, or with respect to which the Company has any liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not (collectively, the “Benefit Plans”).
               (b) With respect to each Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with IFRS on the Financial Statements.
               (c) Each Benefit Plan is, and has been at all times, in compliance with all applicable Laws.
               (d) With respect to each Benefit Plan which covers any current or former officer, director, manager, consultant or employee (or beneficiary thereof) of the Company, the Company has delivered to Purchaser accurate and complete copies, if applicable, of: (i) all Benefit Plan texts and related Contracts, including without limitation related trust agreements and annuity contracts; (ii) all employee communications (including all summary plan descriptions and material modifications thereto); (iii) all reports, notices, filings (an all schedules, exhibits or related documents included with or pertinent thereto) required or made under applicable Law or at the request of any Governmental Authority, and any other communications with Governmental Authorities during the past three (3) years; (iv) if applicable, the most recent annual and periodic accounting of plan assets; and (vi) if applicable, the most recent actuarial valuation.
               (e) With respect to each Benefit Plan: (i) such Benefit Plan has been administered and enforced in accordance with its terms and applicable Law; (ii) no breach of fiduciary or similar duty has occurred; (iii) no dispute is pending, or to the Knowledge of the Sellers, threatened; (iv) no prohibited transaction under applicable Law has occurred; and (v) all contributions and premiums due through the Closing Date have been made as required under applicable Law or have been fully accrued on the Financial Statements.
               (f) Except as disclosed on Schedule 4.18(f), the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) constitute or involve a prohibited transaction under applicable Law, or constitute or involve a breach of fiduciary or similar responsibility under applicable Law.
               (g) The Company provides no health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

               (h) All contributions and payments accrued under each Benefit Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Closing Balance Sheet.
          4.19 Insurance.
               (a) Schedule 4.19(a) lists, as of the date hereof, all insurance policies held by the Company relating to the Company, the Assets and the business, properties and employees of the Company, copies of which have been provided to Purchaser. The Company is not in default with respect to its obligations under any insurance policy, nor has the Company been denied insurance coverage within the past three (3) years. In the three (3) year period ending on the date hereof, the Company has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the Ordinary Course of Business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy, or requiring or suggesting alteration of any of the Company’s Assets, purchase of additional equipment or modification of any of the Company’s methods of doing business.
               (b) Except as set forth on Schedule 4.19(b), in the three (3) year period ending on the date hereof, the Company has not made any claim against an insurance policy for an amount of more than EUR 5,000 (five thousand euro) and the Company has not made any claim against an insurance policy as to which the insurer is denying or has denied coverage.
          4.20 Real Estate.
               (a) Leased Premises. Schedule 4.20(a) contains a complete and accurate list, as of the date hereof, of all premises leased by the Company for the operation of the Company’s business (the “Leased Premises”), and of all leases related thereto (collectively, the “Leases”). The Company has delivered to Purchaser a true and complete copy of each of the Leases, and in the case of any oral Lease, a written summary of the terms of such Lease. The current annual rent and term under each Lease are as set forth on Schedule 4.20(a). Schedule 4.20(a) separately identifies all Leases, as of the date hereof, for which consents or waivers must have been obtained by the Closing Date in order for such Leases to continue in effect according to their terms after the Closing Date. Except (i) as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) as set forth on Schedule 4.20(a), the Company has not waived any rights under any Lease which would be in effect on or after the date of this Agreement. As of the date hereof, no event has occurred which either entitles, or would, with notice or lapse of time or both, entitle the other party to any Lease with the Company to declare a default or to accelerate, or which does accelerate, any obligations of the Company or the maturity of any indebtedness of the Company under any Lease.

               (b) Real Property. The Company does not own, and has never owned, any real property.
               (c) Used Real Property. Upon expiry of a lease of any property in use by the Company, no material changes made to the Leased Premises need to be restored and no more than the customary work has to be done to restore such property in its original state, such as taking out carpets, relocatable partitions and the like.
               (d) Hazardous Substance. The Company nor any Person for whom the Company is or may be liable has ever, in connection with any property held or owned by the Company in the past, disposed of, stored, transported, or emitted any hazardous substance, all with the exception of hazardous substance in hardware.
          4.21 Transactions with Certain Persons. Except as set forth on Schedule 4.21, no officer, manager or director of the Company or Person with similar authority, duties or responsibility, Seller, nor any member of any such individual’s immediate family is presently, or has been, a party to any transaction with the Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as an officer, director, manager or employee of the Company), (b) providing for the rental of real or personal property from, or (c) otherwise requiring payments to (other than for services or expenses as an officer, director, manager or employee of the Company in the Ordinary Course of Business) any such individual or any Person in which any such individual has an interest as an owner, officer, director, trustee or partner. Other than Contracts listed on Schedule 4.21, the Company does not have outstanding any Contract or other arrangement or commitment with any Seller nor any director, officer, manager, employee, trustee or beneficiary of the Company or any Seller. Except as set forth on Schedule 4.21, the Assets of the Company do not include any receivable or other obligation from any Seller or any director, officer, employee, trustee or beneficiary of the Company or any Seller or any immediate family member or Affiliate or any of the foregoing, and the liabilities of the Company do not include any payable or other obligation or commitment to any such Person in excess of EUR 10,000 (ten thousand euro). Schedule 4.21 specifically identifies all Contracts, arrangements or commitments set forth on such Schedule 4.21 that cannot be terminated upon thirty (30) days notice by the Company without cost or penalty.
          4.22 Employees and Contractors.
               (a) Employees. Schedule 4.22(a) hereto sets forth a complete and accurate list of all employees of the Company as of the date hereof: (i) showing for each as of that date the employee’s name, job title or description, salary level (including any bonus or deferred compensation arrangements other than any such arrangements under which payments are at the discretion of the Company) and (ii) also showing any bonus, commission or other remuneration other than salary paid during the Company’s fiscal year ending December 31, 2009.

               (b) Schedule 4.22(b) hereto sets forth (i) all details of all employment terms and conditions (including salary, pension entitlements, restrictive covenants and redundancy arrangements) of all managing directors and other Key Employees; and (ii) a copy of the Company’s standard employment agreement; and (iii) all details of all employment terms and conditions (including salary, pension entitlements, restrictive covenants and redundancy arrangements) of all employees not employed under the Company’s standard employment terms.
               (c) Contractors. As of the date hereof, Schedule 4.22(c) contains a list of all independent contractors (including consultants but excluding subcontractors) engaged by the Company solely for operational services as of the date of this Agreement, along with the position, date of retention and rate of remuneration, for each such Person. Except as set forth on Schedule 4.22(c), all of such independent contractors are a party to a written agreement or contract with the Company. Each such independent contractor has entered into covenants regarding confidentiality, non-competition and assignment of inventions, copyrights and other intellectual property rights and/or waiver of any moral rights, if and to the extent these covenants are customary for such independent contractor and its business, in such Person’s agreement with the Company, a copy of which has been previously delivered to Purchaser.
          4.23 Labor Relations. Except as disclosed on Schedule 4.23, (i) the Company is not a party to any collective bargaining agreement or other contract or agreement with any group of employees, labor organization or other representative of any of the employees of the Company, and (ii) to the Knowledge of the Sellers, there are no activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Sellers, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.23 sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, between the Company and Persons employed by or providing services to the Company.
          4.24 Brokers. No broker, finder or investment banker or other Person is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or Sellers.
          4.25 Customers.
                  (a) Set forth on Schedule 4.25(a) is a true, correct and complete list of the largest twenty (20) customers of the Company and its Subsidiaries on the basis of annual revenues for the year ended December 31, 2009 (the “Major Customers”), including an overview of those aspects that the Sellers consider to be material of the contractual relationship with such Major Customer.

               (b) Set forth on Schedule 4.25(b) is a list of Contracts with any Major Customer in effect or outstanding as of the date hereof.
               (c) No Major Customer within the last twelve (12) months has threatened to cancel or otherwise terminate or given written notice that it intends to cancel or otherwise terminate, any customer relationships of such Person with Company or any Subsidiary, other than upon expiration of the relevant contract. No Major Customer has during the last twelve (12) months decreased materially or threatened to decrease or limit materially, or given notice that it intends to modify materially and adversely its customer relationships with the Company or any Subsidiary.
          4.26 Service Warranties. Set forth on Schedule 4.26 are the standard forms of service warranties and guarantees used by the Company. Except as specifically described on Schedule 4.26, since January 1, 2009, no service warranty or similar claims have been made against the Company. The Company has not received any valid claim for, or to the Knowledge of Sellers no valid basis exits for any action or proceeding, against the Company under any Law relating to unfair competition, false advertising or other similar claims arising out of product or service warranties, guarantees, specifications, manuals or brochures or other advertising materials and no such claim, action or proceeding is currently pending or, to the Knowledge of the Sellers, threatened against the Company. The aggregate loss and expense (including out-of-pocket expenses) attributable to all service warranties and guarantees and similar claims now pending or asserted against the Company hereafter with respect to services rendered on or prior to the Effective Time will not exceed the amount of the reserve therefore set forth on the Closing Balance Sheet.
          4.27 Supplier Relationships. Set forth on Schedule 4.27 is a true, correct and complete list of the largest ten (10) vendors of and suppliers to the Company and its Subsidiaries on the basis of annual expenses for the year ended December 31, 2009. Since December 31, 2008 (and other than changes or events affecting economic conditions applicable to any customer or supplier or its industry generally), (i) the Company has not received any notice that any such vendor or supplier intends to terminate or materially reduce the level of business done with the Company or any Subsidiary or will not do business with the Company or any Subsidiary on substantially the same terms and conditions subsequent to the Closing Date as such vendor or supplier did with the Company or a Subsidiary, as applicable, prior to the Closing Date and (ii) no Person listed on Schedule 4.27 has decreased materially or to the Knowledge of Sellers threatened to decrease or limit materially or modify materially its relationships with Company or any Subsidiary (other than reductions contemplated by any applicable Contract).
          4.28 Bank Accounts. Schedule 4.28 lists the names and locations of all banks and other financial institutions with which the Company and each Subsidiary maintains an account (or at which an account is maintained to which the Company or a Subsidiary has access as to which deposits are made on behalf of the Company or a Subsidiary), in each case listing the type of account, the account number therefor, and the names of all Persons authorized to draw thereupon or have access thereto and lists the locations of all safe deposit boxes used by the Company and each Subsidiary. Except as set forth in Schedule 4.28, all cash in such accounts is held on demand deposit and is not subject to any restriction or limitation as to withdrawal.
          4.29 Sensitive Payments; Import and Export Laws. Neither the Company nor any shareholder, director, manager or officer of the Company or any other Person with similar position or authority, or, to the Sellers’ Knowledge, any employee, agent or representative of the Company, has (a) has directly or indirectly used any corporate funds to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment or secure Contracts for the Company in violation of any applicable Law or (ii) to obtain special concessions for the Company or for special concessions already obtained in violation of any applicable Law; or (b) violated any applicable export control, money laundering or anti-terrorism Law, nor have any of them otherwise taken any action which would cause Company to be in violation of any Law addressing bribery of foreign officials or any similar applicable Law.
          4.31 Absence of Changes. Since January 1, 2010, (a) the Company has conducted its business only in the Ordinary Course of Business, and (b) there has not been any change in or development with respect to the Company’s business and results of operations, except for changes and developments which have not had, and would not reasonably be expected to have a Company Material Adverse Effect.
          4.32 Disclosure. All information, whether oral, written, electronic or otherwise, provided by or on behalf of the Sellers to the Purchaser or its Affiliates is, in all material respects, true, accurate, and not misleading. The Sellers are not aware of any facts or circumstances as at the date of this Agreement, that have not been disclosed by it to the Purchaser and that may be expected or may reasonably be expected to affect a reasonably prudent Purchaser’s willingness to purchase the Shares under the terms and conditions of this Agreement.
     5. REPRESENTATIONS AND WARRANTIES OF EACH SELLER AND SELLER REPRESENTATIVE REGARDING HIMSELF, HERSELF OR ITSELF.
Each Seller represents and warrants with respect to itself to Purchaser as follows:
          5.1 Necessary Authority. If a legal entity, the Seller has been duly incorporated and is validly existing under the laws of its jurisdiction. The Seller has the full requisite legal capacity or corporate or other power and authority, to execute and deliver this Agreement and the other Transaction Documents to which it, he or she is, or at the Closing will be, a party, to perform its, his or her obligations hereunder and thereunder, and to consummate the transactions contemplated hereby. The Seller’s execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party, and its consummation of the transactions contemplated hereby and thereby, have been duly authorized in accordance with all applicable Laws and, where applicable, internal regulations. This Agreement constitutes, and, when executed and delivered at the Closing, each Transaction Document to which such Seller is a party will constitute, a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms except that such enforcement may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws (whether statutory, regulatory or decisional), now or hereafter in effect, relating to or affecting the rights of creditors generally or by equitable principles (regardless of whether considered in a proceeding at law or in equity).
          5.2 Title to the Equity, Etc. Each Seller owns valid title to the number of shares of Equity opposite its name on Schedule 2.1, free and clear of any and all Liens (including any spousal interests (community or otherwise)). Upon delivery of the shares of Equity owned by such Seller to Purchaser on the Closing Date in accordance with this Agreement and upon Purchaser’s payment to such Seller of such Seller’s applicable Pro Rata Share of the Final Purchase Price in accordance with Schedule 2.1, the entire legal and beneficial interest in the Equity owned by such Seller and valid title to the Equity owned by such Seller, free and clear of all Liens (including any spousal interests (community or otherwise)), will pass to Purchaser. There are no contracts, commitments, agreements, understandings, arrangements or restrictions to which such Seller is a party or by which such Seller is bound, relating to any shares of the Equity or any other equity securities of the Company, whether or not outstanding.
          5.3 No Conflicts. The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Seller is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) require the Seller to obtain the consent or approval of, or make any filing with, any person or public authority, except for consents and approvals already obtained and notices or filings already made, (b) violate any Law, (c) conflict with or violate any provision of Seller’s articles of association or bylaws or (d) constitute or result in the breach of any provision of, or constitute a default under, any agreement, indenture or other instrument to which Seller is a party or by which it or its assets may be bound.
          5.4 Litigation. There is no Action pending, or, to Seller’s Knowledge, threatened by or against it, its directors, officers or employees that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with the purchase of the Equity by Purchaser as outlined herein.
          5.5 Binding Agreement. This Agreement has been duly executed by such Person and delivered to Purchaser, and (assuming, in each case, the due authorization, execution and delivery by Purchaser and the other parties hereto) constitutes a legal, valid and binding agreement of such Person, enforceable against such Person in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. Upon execution and delivery at the Closing by such Person, each other Transaction Document to which such Person is, or will be, a party, will be duly and validly executed by such Person and delivered to Purchaser on the Closing Date, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) a legal, valid and binding obligation of such Person, enforceable against it, him or her in accordance with such Transaction Document’s terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.
          5.6 Insolvency. The Seller is not the subject of any pending, rendered or, threatened insolvency proceedings of any character. The Seller has not made an assignment for the benefit of its creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings.
     6. REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER.
Parent and Purchaser, jointly and severally, represent and warrant to the Sellers the following matters, current as of the date of this Agreement and as of the Closing Date:
          6.1 Organization. Purchaser is a corporation duly incorporated and validly existing under the Laws of the Netherlands, and is qualified or registered to do business and is in good standing in each jurisdiction in which the nature of its business or operations would require such qualification or registration. Parent is a corporation duly incorporated and validly existing under the Laws of the State of Delaware, and is qualified or registered to do business and is in good standing in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered would not cause a material adverse effect on the business of Parent.
          6.2 Necessary Authority. Parent and Purchaser each have full corporate power and authority to execute and deliver this Agreement and any other Transaction Document to which it is, or at the Closing will be, a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Parent and Purchaser and constitutes a legal, valid and binding obligation of Parent and Purchaser enforceable against each of them in accordance with its terms and conditions, subject only to applicable bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. The individual(s) executing this Agreement on behalf of Parent and Purchaser have the full right, power and authority to execute and deliver this Agreement, and upon execution, no further action will be needed to make this Agreement valid and binding upon, and enforceable against, Parent and Purchaser.

          6.3 No Conflicts. The execution, delivery and performance of this Agreement and the other Transaction Documents to which Parent or Purchaser (as applicable) is a party by Parent and Purchaser, respectively, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) require Parent or Purchaser to obtain the consent or approval of, or make any filing with, any person or public authority, except for consents and approvals already obtained and notices or filings already made, (b) violate any Law, (c) conflict with or violate any provision of (i) Parent’s certificate of incorporation or bylaws or (ii) Purchaser’s articles of association, or (d) constitute or result in the breach of any provision of, or constitute a default under, any agreement, indenture or other instrument to which Purchaser or Parent is a party or by which it or its assets may be bound.
          6.4 Litigation. There is no Action pending, or, to Parent’s or Purchaser’s knowledge, threatened by or against Parent or Purchaser, its directors, officers or employees that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with the purchase of the Equity by Purchaser as outlined herein.
          6.5 Binding Agreement. This Agreement has been duly executed by each of Parent and Purchaser and delivered to the Company, the Sellers and the Seller Representative, and (assuming, in each case, the due authorization, execution and delivery by the other parties hereto) constitutes a legal, valid and binding agreement of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. Upon execution and delivery at the Closing by Parent and Purchaser, each other Transaction Document to which Parent or Purchaser is, or will be, a party, will be duly and validly executed by Parent or Purchaser, as the case may be, and delivered to the Company, the Sellers and the Seller Representative on the Closing Date, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) a legal, valid and binding obligation of Parent or Purchaser, as the case may, enforceable against it and or them, in accordance with such Transaction Document’s terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.
          6.6 Financing. Purchaser has sufficient funds to satisfy its obligations under this Agreement including payment of the Final Purchase Price.
          6.7 Insolvency. Neither Parent nor Purchaser is the subject of any pending, rendered or, threatened insolvency proceedings of any character. Neither Parent nor Purchaser has made an assignment for the benefit of its creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings. Immediately after giving effect to the transactions contemplated by this Agreement and the other Transaction Documents, Parent and Purchaser and each of their respective Subsidiaries will each be able to pay their respective debts as they become due and will have a fair saleable value greater than the amounts required to pay their respective debts

(including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement and the other Transaction Documents, Parent and Purchaser and each of their respective Subsidiaries will have adequate capital to carry on their respective businesses.
     7. INDEMNIFICATION.
          7.1 Indemnification by the Sellers. Subject to the limitations set forth herein, each Seller shall (i) jointly with the other Sellers but for its Pro Rata Warranty Share not severally (“niet-hoofdelijk”) indemnify and hold Purchaser, its Affiliates and the Company (from and after the Closing) and each of their respective directors and officers (collectively, the “Purchaser Parties”) harmless against and from and in respect of any and all Adverse Consequences which arise or result from the inaccuracy or breach of any representation or warranty made by such Seller in Section 4 of this Agreement, and (ii) indemnify and hold Purchaser Parties harmless against and from and in respect of any and all Adverse Consequences which arise or result from the inaccuracy or breach of any representation or warranty made by such Seller in Section 5 of this Agreement and the non-fulfillment by such Seller of any unwaived covenant of such Seller contained in this Agreement. Notwithstanding any provision herein to the contrary, subject to the limitations on the indemnification, no Seller shall be liable for (i) more than its, his or her Pro Rata Warranty Share of any Adverse Consequences, as limited by Section 7.4 or any other provision of this Agreement, relating to a breach of Representations and Warranties as set forth in Section 4, (ii) any Adverse Consequences arising or resulting from the inaccuracy or breach of the Representations and Warranties as set forth in Section 5 of any other Seller or (iii) failure to perform or comply with any unwaived covenant of any other Seller contained in this Agreement.
          7.2 Indemnification by Purchaser. Parent and Purchaser, jointly and severally, shall indemnify the Sellers, the Seller Representative and their Affiliates (collectively, the “Seller Parties”) harmless against and from and in respect of any and all Adverse Consequences which are a direct and proximate result of (i) the inaccuracy or breach of any representation or warranty made by Parent or Purchaser in Section 6 of this Agreement, or (ii) the non-fulfillment or breach of any unwaived covenant made by or on behalf of Parent or Purchaser in this Agreement.
          7.3 Survival of Representations and Warranties. Notwithstanding any right of Purchaser fully to investigate the affairs of the Company and notwithstanding any knowledge of facts determined or determinable by Purchaser pursuant to such investigation or right of investigation, Purchaser has the right to rely fully upon the representations and warranties of the Sellers and the Company contained in this Agreement. All representations and warranties of the parties hereto contained in this Agreement will survive the execution and delivery hereof and the Closing hereunder, and, after the Closing: (a) the Indefinite Representations will survive indefinitely, (b) the Key Representations will survive until thirty (30) days after the expiration of the applicable statute of limitation, and (c) all other representations and warranties will survive until 30 April 2012. Each representation, warranty and claim described in clauses (a) through (c) of this Section 7.3, and any related indemnity claim or right, will further survive if the party asserting such claim has provided written Notice on or prior to the applicable date referenced in clauses (a) through (c) of this Section 7.3 to the party against which such claim is asserted. Purchaser shall be entitled to make a claim for breach of warranty in respect of a contingent liability within the time limitation applicable pursuant to this Section 7.3, irrespective of whether such contingent liability becomes actual prior to the expiration date of the applicable time limitation or not.
          7.4 Certain Limitations on Indemnification Obligations; Calculation of Losses.
               (a) Except as otherwise expressly provided in this Section 7, the Purchaser Parties will not be entitled to receive any indemnification payments under Section 7.1, until the aggregate amount of Adverse Consequences incurred by the Purchaser Parties exceed EUR 500,000 (five hundred thousand Euro) (the “Basket Amount”), whereby the Sellers shall be solely liable for the amount in excess of the Basket Amount.
               (b) The maximum aggregate amount of indemnification payments to which the Purchaser Parties will be entitled to receive upon the triggering of any indemnification obligation will be limited as follows (except in the event of fraud or willful misconduct):
                    (i) in respect of any and all breaches of the Indefinite Representations: 100% (hundred per cent) of the Base Purchase Price, provided that in respect of any and all breaches of the Indefinite Representations contained in Section 5 no Seller shall be liable for more than its, his or her Pro Rata Share of the Base Purchase Price;
                    (ii) in respect of any and all breaches of the Key Representations: 50% (fifty per cent) of the Base Purchase Price;
                    (iii) in respect of any and all breaches of the representations and warranties contained herein other than the Indefinite Representations and the Key Representations: 25% (twenty-five per cent) of the Base Purchase Price;
and
                    (iv) in respect of any and all breaches of the aggregate of the Indefinite Representations, the Key Representations and the other representations and warranties contained herein: 100% (hundred per cent) of the Base Purchase Price;
                    (v) in respect of any and all breaches of the aggregate of the Key Representations and the other representations and warranties contained herein: 50% (fifty per cent) of the Base Purchase Price.

               (c) Notwithstanding any provision herein to the contrary, no Purchaser Party may demand payment from a Seller for amounts owed to such Purchaser Party while there are sufficient amounts available under the Bank Guarantee provided by such Seller to cover the Pro Rata Share of the liability of such Seller towards such Purchaser Party.
               (d) Each of the representations and warranties that contains any “Material Adverse Change”, “in all material respects”, or other materiality (or correlative meaning) qualification shall be deemed to have been given as though there were no such qualification for purposes of determining Adverse Consequences under Section 7.
          7.5 Defense of Claims.
               (a) In the case of any claim for indemnification under Section 7.1 or 7.2 arising from a claim of a third party (including any Governmental Authority), an indemnified party must give prompt written Notice and, subject to the following sentence, in no case later than twenty (20) days after the indemnified party’s receipt of Notice of such claim, to Purchaser (if Purchaser is the indemnifying party) or the Seller Representative (if the Sellers are the indemnifying parties) of any claim, suit or demand of which such indemnified party has knowledge and as to which it may request indemnification hereunder. The failure to give such Notice will not, however, relieve the indemnifying party or parties of their indemnification obligations except to the extent that the indemnifying party is actually harmed thereby.
               (b) The indemnifying party will have the right to defend and to direct the defense against any such claim, suit or demand in its name and at its expense, and with counsel selected by the indemnifying party; provided, however, the indemnifying party will not have the right to defend or direct the defense of any such claim, suit or demand if it refuses to acknowledge fully its obligations to the indemnified party or contests, in whole or in part, its indemnification obligations therefore, and further provided, the indemnifying party will not have the right to defend or direct the defense of such claim, suit or demand if:
                    (i) the third party asserting the claim is a customer of the Company at such time, unless the indemnifying party is Purchaser;
                    (ii) an adverse judgment with respect to the claim will establish a precedent adverse to the continuing business interests of the Company unless the indemnifying party is Purchaser;
                    (iii) there is a conflict of interest between the indemnified party and the indemnifying party that prevents a single legal counsel from representing the indemnified party and the indemnifying party in such defense; or
                    (iv) such claim, suit or demand is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the indemnified party.

               (c) If the indemnifying party elects, and is entitled, to compromise or defend such claim, it will within twenty (20) days (or sooner, if the nature of the claim so requires) notify the indemnified party of its intent to do so, and the indemnified party will, at the request and expense of the indemnifying party, cooperate in the defense of such claim, suit or demand. If the indemnifying party elects not to defend such claim, or fails to notify the indemnified party of its election as herein provided, or refuses to acknowledge or contests its obligation to indemnify under this Agreement the indemnified party may pay, compromise or defend such claim. Except as set forth in the immediately preceding sentence, the indemnifying party will have no indemnification obligations with respect to any such claim, suit or demand which will be settled by the indemnified party without the prior written consent of the indemnifying party (which consent will not be unreasonably withheld or delayed); provided, however, that notwithstanding the foregoing, the indemnified party will not be required to refrain from paying any claim which has matured by a court judgment or decree, unless an appeal is duly taken therefrom and exercise thereof has been stayed, nor will it be required to refrain from paying any claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the indemnified party or where any delay in payment would cause the indemnified party material economic loss.
               (d) The indemnifying party’s right to direct the defense will include the right to compromise or enter into an agreement settling any claim by a third party; provided that no such compromise or settlement will obligate the indemnified party to agree to any settlement which requires the taking of any action by the indemnified party other than the delivery of a release, except with the consent of the indemnified party (such consent to be withheld or delayed only for a good faith reason). Notwithstanding the indemnifying party’s right to compromise or settle in accordance with the immediately preceding sentence, the indemnifying party may not settle or compromise any claim over the objection of the indemnified party; provided, however, that consent by the indemnified party to settlement or compromise will not be unreasonably withheld or delayed.
               (e) The indemnified party will have the right to participate in the defense of any claim, suit or demand with counsel selected by it (such counsel to be reasonably acceptable to the indemnifying party) subject to the indemnifying party’s right to direct the defense. The fees and disbursements of such counsel will be at the expense of the indemnified party.
          7.6 Tax Treatment. Unless otherwise required by applicable Law, all indemnification payments will constitute adjustments to the Purchase Price for all Tax purposes, and no party may take any position inconsistent with such characterization.
          7.7 No Waiver. The foregoing indemnification provisions in this Section 7 do not waive or affect any claims for fraud or willful misconduct to which any Purchaser Party may be entitled, or relieve or limit the liability of any Seller Party arising out of or resulting from his or its fraud or willful misconduct in connection with the transactions contemplated by this Agreement or in connection with the delivery of any of the documents referred to herein.
          7.8 Exclusive Remedy. Except as set forth in the next sentence or otherwise expressly provided herein, the remedies provided for in this Section 7 are the sole and exclusive remedies of the parties hereto and their Affiliates and their respective shareholders, trustees, officers, directors, employees, agents, representatives, successors and assigns for any breach of or inaccuracy in any representation, warranty or covenant contained in this Agreement. The foregoing will not limit any party’s right to seek injunctive relief, equitable remedies or rights to set-off.
          7.9 No Right of Contribution. The Sellers may not, and confirm that they will not, make any claim against the Company, its Subsidiaries and their respective directors and employees, in respect of any claim relating to (i) the inaccuracy or breach of any representation or warranty made by such Seller in Sections 4 and 5 of this Agreement, and/or (ii) the non-fulfillment by such Seller of any unwaived covenant of such Seller contained in this Agreement.
          7.10 Mitigation. Nothing in this Agreement shall be deemed to relieve Purchaser from any duty under applicable law to mitigate any Adverse Consequences incurred by it or by the Company to the extent reasonably possible and Sellers are not liable in respect of a claim for a warranty breach if and to the extent:
                  (a) Purchaser or Parent had actual knowledge (excluding deemed knowledge) of such breach prior to the Closing;
                  (b) a provision is made in the Financial Statements in relation to the event or matter giving rise to such claim or unused portions of other provisions in the Financial Statements are available to settle such Adverse Consequences;
                  (c) it relates to any Adverse Consequences which arise as a result of any change in the accounting principles after the Closing Date; or
                  (d) it relates to any Adverse Consequences which would not have arisen but for a change in legislation or regulations, or in a change in the interpretation or implementation thereof by any governmental body or by reason of development in case law made after the date of this Agreement or any amendment to or the withdrawal of any practice previously published by or of any extra-statutory concession previously made by a tax authority (whether or not the change purports to be effective retrospectively in whole or in part); or
                  (e) such sum (whether by payment, discount, credit, relief, insurance or otherwise) is recoverable from any third party (including any insurance companies) in relation to the event or matter giving rise to such claim; or

                  (f) with respect to such claim, Purchaser and/or the Company receives payment or an amount due and payable by Purchaser and/or the Company is reduced pursuant to any applicable Tax legislation; or
                  (g) it relates to any Adverse Consequences which would not have arisen but for a change in the Tax structure or corporate structure of the Company after Closing, or a cessation, or any change in the nature or conduct of any trade or policy carried on by the Company at Closing, being a cessation or change occurring after the Closing Date.
     8. OTHER MATTERS.
          8.1 Cooperation. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Section 7). The Sellers acknowledge and agree that from and after the Closing, Purchaser will be entitled to possession of, and Sellers will provide to Purchaser, all documents, books, records (including Tax records), agreements, corporate minute books and financial data of any sort relating to the Company and its Subsidiaries.
          8.2 Resignation Mr. Kinsbergen. The resignation of Mr. Kinsbergen as managing director of Nedstat Ltd, Nedstat GmbH, Nedstat S.A.S., Nedstat Espaňa S.L. and Nedstat A.B. immediate prior to Closing shall be accepted against a full discharge and Purchaser and Mr. Kinsbergen shall co-operate and take all further actions required to give full effect to such resignations, discharge, and the replacement of Mr. Kinsbergen by such person(s) as the Purchaser requires.
          8.3 NetRatings. Purchaser acknowledges that it has been informed by Sellers that the Company received letters from Netratings, Inc., suggesting that the Company’s and its Subsidiaries’ activities may be infringing upon intellectual property rights of Netratings and its affiliates. All relevant documentation, in as far as in the Company’s possession, has been attached to the Disclosure Letter. Purchaser agrees that it or the Company will assume full responsibility for dealing with any claims or other action taken by Netratings and its affiliates in this respect and Sellers shall not be liable for whatever Adverse Consequences resulting from the Company and/or its Subsidiaries infringing any intellectual property rights of Netratings and its Affiliates.
          8.4 [Termination Agreements. Each Seller warrants jointly with the other Sellers but for its Pro Rata Warranty Share not severally (“niet-hoofdelijk”) that the Company and its Subsidiaries shall have no obligations or liabilities towards Mr. Kinsbergen, Mr. Wissink and Ms. Ziegler other than the payment of the Severance Payments to be paid out as set out in Section 2.2(b) and the formalities set out in the Termination Agreements, and therefore, for the avoidance of doubt, no bonus. Except for the Severance Payments as set out in the Termination Agreements, all costs and expenses related to release of Mr. Kinsbergen,

Mr. Wissink and Ms. Ziegler as employees of the Company (including but not limited to the drafting and execution of the Termination Agreements) and all further liabilities towards Mr. Kinsbergen, Mr. Wissink and Ms. Ziegler will be for the account of Sellers, each for its Pro Rata Share.]
          8.5 Confidentiality. From and after the Closing, each Seller will treat and hold as confidential all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Purchaser or destroy, at the request and option of Purchaser, all tangible embodiments (and all copies) of the Confidential Information which are in possession of such Person. In the event that any Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Person will notify Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 8.2. If, in the absence of a protective order or the receipt of a waiver hereunder, such Person is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Person may disclose the Confidential Information to the tribunal; provided, however, that each Seller, as applicable, will use commercially reasonable efforts to obtain, at the request of Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Purchaser will designate. The foregoing provisions will not apply to any Confidential Information which is generally available to the public immediately prior to the time of disclosure.
          8.6 Books and Records. After the Closing, each party agrees that it will reasonably cooperate with and make available (or cause to be made available) to any other party, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained, remaining in existence or continuing to be employed after the Closing Date which are necessary or useful in connection with any Tax inquiry, audit, or dispute, any litigation or investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose (a “Permitted Use”). The party requesting any such books and records, information or employees will bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such books and records, information or employees. All information received pursuant to this Section 9.3 will be kept confidential pursuant to Section 9.2 (which will continue to apply to this extent following the Closing Date) by the party receiving it, except to the extent that disclosure is reasonably necessary in connection with any Permitted Use. This provision will be inapplicable to any direct claims between the Sellers on the one hand and Purchaser or the Company or their representatives or Affiliates on the other hand.
          8.7 Cooperation and Records Retention. After the Closing, the Company, Sellers and Purchaser each will (a) provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, audit, or other examination by any Taxing Authority or judicial or administrative proceedings relating to liability for any Taxes, (b) retain for a period of five (5) years and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination, (c) provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other for any period, and (d) cooperate with respect to closing the books of the Company and filing a Tax Return for the Company as of the Closing Date. The party requesting any such assistance or information will bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such assistance or information. After the Closing, the Company and Sellers will (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Purchaser or Sellers, any extensions thereof) of the respective taxable periods, and abide by all record retention agreements entered into with any Taxing Authority, and (ii) give the other parties reasonable written Notice prior to transferring, destroying or discarding any such books and records and, if any of the other parties so request, will allow the requesting party to take possession of such books and records.
          8.8 Tax Matters.
               (a) Periods Beginning Before and Ending After the Closing Date. To the extent that any Tax Returns of the Company relate to any Tax periods which begin before the Closing Date and end after the Closing Date, the Company will prepare or cause to be prepared in a manner consistent with the prior Tax Returns of the Company unless otherwise required by applicable Law, and file or cause to be filed any such Tax Returns.
               (b) Any Taxes of the Company with respect to the portion of such period ending on the Closing Date, to the extent such Taxes were not included as a liability in the calculation of Final Closing WC, will be for the account of Sellers, each for its Pro Rata Share. The costs, fees and expenses related to the preparation of such Tax Returns will be paid by Purchaser or the Company and shall not be considered in calculating Net Working Capital. For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes but does not end on the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date will (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date will be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations will be made in a manner consistent with IFRS as consistently applied by the Company.

               (c) Tax Sharing Agreements. All tax sharing agreements or similar agreements with respect to or involving the Company will be terminated as of the Closing Date and, after the Closing Date, the Company will not be bound thereby or have any liability thereunder.
          8.9 Parent Stock Unit Grants. As soon as reasonably practicable following the Closing (but in any case no later than ninety (90) days following the Closing), Parent shall grant a number of restricted shares or units, as applicable, of Parent common stock with a value of EUR 1,830,000 to the Key Employees of the Company and its Subsidiaries, and on the terms and conditions, set forth on Schedule 8.9.
          8.10 Release and Covenant Not to Sue. Subject to and effective as of the Closing, each Seller hereby releases and discharges the Company and its Affiliates from and against any and all claims, demands, obligations, agreements, debts and liabilities whatsoever, whether known or unknown, both at law and in equity, which such Seller now has, has ever had or may hereafter have against the Company arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including, but not limited to, any rights to indemnification or reimbursement from the Company or any Subsidiary, whether pursuant to its organizational or other constituent documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing but if any Seller is an employee of the Company as of the Closing Date, excluding any claims related to the right of such employee to receive current earned and accrued but unpaid compensation, un-reimbursed business expenses or other employment benefits generally available to all Company employees, other than securities or convertible securities of the Company. From and after the Closing, each Seller hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing or causing to be commenced, any proceeding of any kind against the Company or any of its Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the restrictions set forth herein shall not apply to any claims any Seller may have against any party pursuant to the terms and conditions of this Agreement or any other Transaction Document.
          8.11 Guarantee. Parent hereby unconditionally and irrevocably guarantees the obligations (including payment of the Closing Purchase Price and the Final Purchase Price, and satisfaction of Purchaser’s indemnification obligations under any Transaction Document) of Purchaser under this Agreement and the other Transaction Documents (the “Guaranteed Obligations”). Parent understands and agrees that its guarantee of the Guaranteed Obligations shall not be discharged except by complete payment and performance of the Guaranteed Obligations and that such Guarantee constitutes a continuing guarantee of payment and not of collectability only, which is not subject to any counterclaim, setoff, deduction or defense Parent or Purchaser may have hereunder, and that such guarantee shall remain in full force and effect until all Guaranteed Obligations have been satisfied and performed in full.

     9. RESTRICTIVE COVENANTS
          9.1 Non-compete Major Sellers. For a period of two (2) years following Completion, each Major Seller (with the exception of Prime Technology Ventures II N.V. and Prime Technology Venture Partners II B.V.) shall not, and shall procure that none of their shareholders, directors, employees, Affiliates and advisors shall, whether alone or jointly with another person and whether directly or indirectly, in the territory where the Company and/or its Subsidiaries are active on the date hereof:
               (a) carry on, be engaged in, be involved in or have any other economic or legal interest in (except as the holder of securities traded on a recognised stock exchange which do not exceed five per cent (5%) in nominal value of the securities of that class) any company or business which is in the same field as the business of the Company and/or its Subsidiaries as conducted on the date hereof;
               (b) in relation to any services supplied by the Company and/or its Subsidiaries, solicit or entice the custom of any person with whom business activities were conducted or who was a customer of or in the habit of doing business with the Company and/or its Subsidiaries or whose business was solicited by the Company and/or its Subsidiaries (other than by way of general advertising) at any time during a period of one year prior to the date hereof;
               (c) use their knowledge of or influence over any customer or potential customer of the Company and/or its Subsidiaries to the detriment of any of the Company and/or its Subsidiaries or for its own benefit or for the benefit of any other person carrying on business in the same field as the business of the Company and/or its Subsidiaries;
               (d) solicit or endeavour to entice away, offer employment to or offer any contract for services to any person who was an employee of any of the Company and/or its Subsidiaries on the date hereof.
          9.2 Restriction Prime. The Sellers Prime Technology Ventures II N.V., Prime Technology Venture Partners II B.V., Eehaas Participaties B.V. and Mr. W.F. Burgers shall not be bound to the non-compete obligations set out in Section 9.1. Prime Technology Ventures II N.V., Prime Technology Venture Partners II B.V., Eehaas Participaties B.V. and Mr. W.F. Burgers agree that they shall not, and shall procure that none of their Affiliates shall, whether alone or jointly with another person and whether directly or indirectly, be involved in or profit in any way from: (i) the breach by any of the other Major Sellers of their obligations under Section 9.1 and/or (ii) the breach by any Key Employees of their non-compete obligations towards the Company and/or its Subsidiaries.
          9.3 Penalty. If any Party breaches any of its obligations under this Section 9, it shall, without any further action or formality being required, for the benefit of the Purchaser forfeit an immediately due and payable penalty consisting of:
               (a) EUR 20,000 (twenty thousand Euro) for each breach; and

               (b) an additional penalty of EUR 450 (four hundred and fifty Euro) for each day that the breach continues as of the date on which the relevant Party received written notice of the breach.
The Purchaser shall be entitled to the penalty without having to prove loss or damages and without prejudice to all other rights and remedies available to the Purchaser including the right to claim damages or performance.
          9.4 No double penalty. For the avoidance of doubt, it is agreed that the Major Sellers who are also employees of the Company, will not be required to pay the penalty amounts under both this Agreement and their employment agreement with the Company.
     10. EXPENSES.
Except as otherwise expressly set forth elsewhere in this Agreement, Purchaser will bear its own legal and other fees and expenses incurred in connection with its negotiating, executing and performing this Agreement, including any related broker’s or finder’s fees, and the Company and Sellers will bear their (and the Company’s) respective legal and other fees and expenses incurred in connection with their negotiating, executing and performing this Agreement, including any related broker’s or finder’s fees, for periods on or before the consummation of the Closing. Parties agree that any Transaction Expenses set forth on the Flow of Funds will be paid in accordance with Section 2.2(b). Each Seller will bear its legal and other fees and expenses incurred in connection with this Agreement after the Closing, including any related broker’s or finder’s fees, subject to the provisions of this Agreement.
     11. AMENDMENT; BENEFIT AND ASSIGNABILITY.
This Agreement may be amended only by the execution and delivery of a written instrument by or on behalf of the Company, Sellers and Purchaser. This Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person or entity will have any right (whether third party beneficiary or otherwise) hereunder. This Agreement (and the parties respective rights hereunder) may not be assigned by any party without the prior written consent of the other parties; provided, however, that Purchaser may assign all or any portion of this Agreement to any Affiliate of Purchaser. Any purported assignment in violation of this Section 11 is void ab initio.
     12. NOTICES.
All notices, demands and other communications pertaining to this Agreement (“Notices”) will be in writing addressed as follows:
If to Sellers (or the Company prior to the Closing):

Stichting Sellers Nedstat
Attention Mr. Sake Bosch
Museumplein 5A
1071 DJ Amsterdam

with a copy to:

Lexence N.V.
Peter van Anrooystraat 7
1076 DA Amsterdam
The Netherlands
Attention: Michiel van Schooten
Facsimile: +31 (20) 573-6887

and

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004
Attention: Jan J.H. Joosten
Facsimile: (212) 422-4726

If to Parent or Purchaser (or the Company after the Closing):

CS Worldnet Holding B.V.
Prins Bernardplein 200
1097 JB Amsterdam
Attn: the Board

with a copy to:

comScore, Inc.
11950 Democracy Boulevard, Suite 600
Reston, Virginia 20190 U.S.A.
Attention: Chief Financial Officer
Facsimile: (703) 438-2033

and

HOUTHOFF BURUMA
Weena 355 Postbus 1507
3013 AL Rotterdam 3000 BM Rotterdam
Attn: Michiel Pannekoek
Facsimile: +31 (0)10 217 27 01

and

Holland & Knight LLP
1600 Tysons Boulevard. Suite 700
McLean, Virginia 22102 U.S.A.
Attention: Marisa Terrenzi
Facsimile: (703) 720-8610
Notices will be deemed given five (5) Business Days after being mailed by certified or registered United States mail, postage prepaid, return receipt requested, or on the first Business Day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery. Notices delivered via facsimile will be deemed given when actually received by the recipient, provided that by no later than two days thereafter such Notice is confirmed in writing and sent via one of the methods described in the previous sentence. Notices delivered by personal service will be deemed given when actually received by the recipient. Any party may change the address to which Notices under this Agreement are to be sent to it by giving written Notice of a change of address in the manner provided in this Agreement for giving Notice. For the purpose of this Agreement, except for the serving of litigation documents, the Sellers elect to have their domiciles at the address of the Sellers’ Representative referred to in this Section.
     13. WAIVER.
Unless otherwise specifically agreed in writing to the contrary: (a) the failure of any party at any time to require performance by the other of any provision of this Agreement will not affect such party’s right thereafter to enforce the same, (b) no waiver by any party of any default by any other will be valid unless in writing and acknowledged by an authorized representative of the non-defaulting party, and no such waiver will be taken or held to be a waiver by such party of any other preceding or subsequent default, and (c) no extension of time granted by any party for the performance of any obligation or act by any other party will be deemed to be an extension of time for the performance of any other obligation or act hereunder.
     14. ENTIRE AGREEMENT.
This Agreement (including the Exhibits and Schedules hereto, which are incorporated by reference herein and deemed a part of this Agreement) and the other Transaction Documents constitute the entire agreement between the parties with respect to the subject matter hereof and referenced herein, and supersede and terminate any prior agreements between the parties (written or oral) with respect to the subject matter hereof, including the Letter of Intent, dated 18 May 2010, between the Company and the Parent.
     15. COUNTERPARTS.
This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were on the same instrument. Facsimiles, or other electronic transmissions (e.g., PDFs), of signatures will be deemed to be originals.

     16. CONSTRUCTION.
The headings of the Sections of this Agreement are for convenience only and in no way modify, interpret or construe the meaning of specific provisions of the Agreement.
     17. SEVERABILITY.
In case any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions will not in any way be affected or impaired. Any illegal or unenforceable term will be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable Law and such term, as so modified, and the balance of this Agreement will then be fully enforceable.
     18. CHOICE OF LAW.
          18.1 Choice of Law. This Agreement and the other Transaction Documents (except to the extent specifically agreed otherwise in such Transaction Document) are to be construed and governed by the laws of the Netherlands (without giving effect to principles of conflicts of laws). The Company, Sellers, the Seller Representative, Parent and Purchaser irrevocably agree that any Action arising out of or in connection with this Agreement may be brought in any court of competent jurisdiction located in Amsterdam, the Netherlands (or in any court in which appeal from such courts may be taken) and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of such court, that the Action is brought in an inconvenient forum, that the venue of the Action is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and hereby agrees not to challenge such jurisdiction or venue by reason of any offsets or counterclaims in any such Action.
          18.2 Dispute Resolution. Prior to initiating any Action arising out of or relating to this Agreement or any other Transaction Document, a party hereto will meet with the other applicable party to any dispute. If a party to the dispute is an entity it will appoint a designated representative, who will be a senior level manager or other person with the authority to make decisions and/or commitments on behalf of the respective party to resolve the dispute. The parties will meet as often as they reasonably deem necessary to discuss the problem in an effort to resolve the dispute without the necessity of any formal proceeding. Unless delay would impair a party’s rights under applicable statutes of limitations, formal proceedings for the resolution of a dispute may not be commenced until the earlier of: (a) the designated representatives concluding in good faith that amicable resolution through continued negotiation of the matter does not appear likely, or (b) the expiration of the thirty (30) day period immediately following the initial request to negotiate the dispute.
          18.3 Exclusion of Title 1 Book 7 DCC. The Parties hereby agree to exclude the applicability of Title 1 of Book 7 of the DCC.

          18.4 Waiver of dissolution and annulment. Each Party hereby waives to the extent permitted by law, the right to rescind (ontbinden) or nullify (vernietigen) this Agreement, in whole or in part, and, unless explicitly otherwise set out in this Agreement, the right to otherwise terminate this Agreement, in whole or in part.
     19. PUBLIC STATEMENTS.
Prior to Closing, no party hereto will make any press release or other public announcement concerning the transactions contemplated by this Agreement, without the prior written approval of all other parties hereto, except to the extent required by Law. After Closing, the Sellers will not make any press release or other public announcement concerning the transactions contemplated by this Agreement, without the prior written approval of Purchaser and Purchaser will not make any press release or other public announcement concerning the transactions contemplated by this Agreement without the Seller Representative’s approval (which approval will not be unreasonably withheld or delayed) and Purchaser shall not disclose any material financial terms of the transaction contemplated hereunder except to the extent required by Law. The Sellers Prime Technology Ventures II N.V. and Prime Technology Venture Partners II B.V. shall be allowed to disclose the key financial terms of this Agreement to their current and future investors and shall be allowed to fully disclose the contents of this Agreement following filing by Purchaser of this Agreement with the US Securities & Exchange Commission.
     20. NO THIRD PARTY BENEFICIARIES.
This Agreement is not intended to confer upon any Person not a party hereto (or their successors and permitted assigns), other than the Seller Parties and the Purchaser Parties under Section 7, any rights or remedies hereunder.
     21. NOTARY.
The Parties agree that the Notary is associated with Purchaser’s legal counsel. With reference to the Code of Conduct (Verordening beroeps- en gedragsregels) of the Royal Notarial Professional Organisation (Koninklijke Notariële Beroepsorganisatie), the Parties herewith explicitly agree that the Notary shall execute the Deed of Transfer and that Purchaser may be represented by its counsel in any matter relating to this agreement and disputes in connection therewith.
     22. MARKET STAND-OFF.
Each Seller and the Company acknowledge that the existence of this Agreement and the terms hereof may be considered material non-public information. Each Seller and the Company agree that they will not, and shall instruct their directors, officers and employees who have knowledge or become aware of the existence of this Agreement not to, purchase, sell, pledge, hypothecate or otherwise transfer, or grant or acquire any option or other right to purchase, any securities of Parent from the date of this Agreement through the third Business

Day after the public announcement by Purchaser of the existence of this Agreement and its subject matter.
     23. REMEDIES.
Except as provided in Section 7.7, any party having any rights under any provision of this Agreement will have all rights and remedies set forth in this Agreement and all rights and remedies which such party may have been granted at any time under any other contract or agreement and all of the rights which such party may have under any Law. Except as specifically set forth in this Agreement, any such party will be entitled to (a) enforce such rights specifically, without posting a bond or other security, (b) recover damages by reason of a breach of any provision of this Agreement and (c) exercise all other rights granted by Law.
     24. SELLER REPRESENTATIVE.
               (a) By the execution and delivery of this Agreement, each Seller hereby irrevocably constitutes and appoints the Seller Representative, as the true and lawful agent and attorney-in-fact of the Sellers, with full powers of substitution to act in the name, place and stead of the Sellers with respect to the performance on behalf of the Sellers under the terms and provisions of this Agreement, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of the Sellers as the Seller Representative deems necessary or appropriate in connection with any of the transactions contemplated under this Agreement, including:
                         (i) following the Closing, to agree upon or compromise any matter related to any purchase price payment due after the Closing under this Agreement;
                         (ii) to direct the distribution of all or any portions of the Closing Purchase Price and the Final Purchase Price hereunder;
                         (iii) to act for the Sellers with respect to all indemnification matters or other payment obligations of the Sellers referred to in this Agreement, including the right to negotiate and compromise on behalf of the Sellers any indemnification or other claim made by or against the Sellers;
                         (iv) to act for the Sellers with respect to all post-Closing matters contemplated by this Agreement, including pursuant to Section 8, or otherwise;
                         (v) to terminate, amend, or waive any provision of this Agreement; provided that any such action, if material to the rights and obligations of the Sellers in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all the Sellers unless otherwise agreed by each of the Sellers who is subject to any disparate treatment of a potentially adverse nature;

                         (vi) to employ and obtain the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its sole discretion, deems necessary or advisable in the performance of his duties as the Seller Representative and to rely on their advice and counsel; and
                         (vii) to do or refrain from doing any further act or deed on behalf of the Sellers which the Seller Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement as fully and completely as any of the Sellers could do if personally present and acting.
               (b) Each Seller hereby agrees to pay to Seller Representative on Seller Representative’s first written demand its, his or her Pro Rata Warranty Share of any amount requested by the Seller Representative from all Sellers as contribution to Seller Representative’s reasonable costs, including legal fees, in connection with the performance of this Agreement.
               (c) The appointment of the Seller Representative will be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Sellers hereunder appointing the Seller Representative in all matters referred to in this Agreement. Each of the Sellers appointing the Seller Representative hereby ratifies and confirms all that the Seller Representative will do or cause to be done by virtue of such Seller Representative’s appointment as Seller Representative of the Sellers. The Seller Representative will act for the Sellers appointing the Seller Representative on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Sellers but the Seller Representative will not be responsible to any of the Sellers for any loss or damage any of the Sellers may suffer by reason of the performance by the Seller Representative of such Seller Representative’s duties under this Agreement, other than loss or damage arising from willful misconduct in the performance of such the Seller Representative’s duties under this Agreement.
               (d) Each of the Sellers appointing the Seller Representative hereby expressly acknowledges and agrees that the Seller Representative is authorized to act on behalf of the Sellers notwithstanding any dispute or disagreement among the Sellers and that any Person may rely on any and all action taken by the Seller Representative under this Agreement without liability to, or obligation to inquire of, any of the Sellers. If the Seller Representative resigns or ceases to function in such capacity for any reason whatsoever, then the Seller Representative shall be the Person appointed by the Sellers (or their successors or assigns) that represent a majority of the Equity as of immediately prior to the Closing; provided, however, that if for any reason no successor the Seller Representative has been appointed within thirty (30) days, then any Seller will have the right to petition a court of competent jurisdiction for appointment of a successor Seller Representative. Sellers appointing the Seller Representative do hereby jointly and severally agree to indemnify and hold the Seller Representative harmless from and against any and all liability, loss, cost, damage or expense (including without limitation attorneys’ fees) reasonably incurred or suffered as a result of the performance of such Seller Representative’s duties under this Agreement except for any such liability arising out of the gross negligence or willful misconduct of the Seller Representative.
{Signature page follows.}

     IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

PURCHASER: CS Worldnet Holding B.V.
By:
Name:
Title:

PARENT: comScore, Inc.
By:
Name:
Title:

THE COMPANY: Nedstat B.V.
By:
Name:
Title:

SELLER REPRESENTATIVE: Stichting Sellers Nedstat
By:	Mr. M. Kinsbergen
Title: Director

{Signature Page to Equity Purchase Agreement.}

By: Mr. B. Wissink
Title: Director

By: Mr. S. Bosch
Title: Director

SELLERS:

MICHIELB BHEER B.V.	MICHIEL BERGER

by : Mr. M. Berger
its : Managing Director

INDICTIS B.V.	EEHAES PARTICIPATIES B.V.

by : Mr. H. Velduizen	by : Mr. E.H. Smid
its : Managing Director	its : Managing Director

MICHAEL KINSBERGEN	WILHELMUS FRANCISCUS BURGERS

BERNARD DOORENBOS

PRIME TECHNOLOGY VENTURES II N.V.	PRIME TECHNOLOGY VENTURE II C.V.

By : Prime Technology Venture	By : Prime Technology Venture
Partners II B.V.	Partners II B.V.
by : Mr. S. Bosch	by : Mr. S. Bosch
its : Managing Director	its : Managing Director

STICHTING ADMINISTRATIEKANTOOR NEDSTAT	STICHTING ADMINISTRATIEKANTOOR NEDSTAT

by : Mr. M. Kinsbergen	by : Mr. B. Doorenbos
its : Managing Director	its : Managing Director

Schedule 1
DEFINITIONS; MATTERS OF INTERPRETATION.
          (a) Definitions. As used in this Agreement, the following terms will have the respective meanings set forth below:
     “Action” means any actual or threatened action, suit, arbitration, review, inquiry, proceeding or investigation.
     “Adverse Consequences” means all damages (‘vermogensschade’) within the meaning of Section 6:96 of the DCC;
     “Affiliate” means any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with or of, such entity. The term “Control” (including, with correlative meaning, the terms “Controlled by” and “under common Control with”), as used with respect to any entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.
     “Aggregate Option Termination Payments” the aggregate option termination payments to those, including the Company, entitled to receive these payments in relation to the cancellation of the outstanding option rights of the Company.
     “Agreement” has the meaning set forth in the Preamble to this Agreement.
     “Allowed Debt” means short-term trade indebtedness, to the extent included in Net Working Capital.
     “Assets” means all cash and cash equivalents, marketable securities, Personal Property and real property of the Company and its Subsidiaries, all Contracts, Leases and Property Warranties to which the Company or a Subsidiary is a party, all Permits held by the Company and its Subsidiaries, all Intellectual Property and all other assets of the Company and its Subsidiaries.
     “Bank Guarantees” has the meaning set forth in Section 3.2(b).
     “Base Purchase Price” means twenty-nine Million Two Hundred Seventy-Four Thousand EUR (29,274,000 EUR).
     “Basket Amount” has the meaning set forth in Section 7.4(a).
     “Benefit Plan” has the meaning set forth in Section 4.18(a).

1

     “Business Day” means a day, other than a Saturday or Sunday or a national holiday, on which commercial banks are open for the general transaction of business in the Netherlands and the Commonwealth of Virginia, U.S.A.
     “Cash” means the aggregate amount of cash and cash equivalents in the bank accounts, including money market accounts, of the Company and its Subsidiaries.
     “Closing” has the meaning set forth in Section 3.1.
     “Closing Amount” has the meaning set forth in Section 2.3(a).
     “Closing Balance Sheet” has the meaning set forth in Section 2.2(a).
     “Closing Debt” shall be the Debt of the Company at Closing.
     “Closing Date” has the meaning set forth in Section 3.1.
     “Closing Purchase Price” has the meaning set forth in Section 2.2(b)(vi).
     “Closing WC” means Net Working Capital as of the Closing Date.
     “Company” has the meaning set forth in the Preamble to this Agreement.
     “Company Material Adverse Effect” means, with respect to the Company, a material adverse effect on the business, the assets, and/or the results of operations or business of the Company and its Subsidiaries taken as a whole; provided, however, that a Company Material Adverse Effect will not include any adverse effect or change resulting from any change, circumstance or effect relating to (A) the economy in general, unless such change, circumstance or effect disproportionately affects the Company relative to other businesses, (B) the industry in which the Company operates as a whole, and not specifically relating to the Company or disproportionately affecting the Company relative to other businesses in the industry, (C) a natural disaster, (D) an act of terrorism, (E) changes in any Law or interpretations thereof applicable to the Company or any of its Subsidiaries after the date of this Agreement, (E) changes in accounting principles, (F) the response or reaction of customers, vendors, suppliers, executives or employees of the Company or its Subsidiaries to any Transaction Document or any of the transactions contemplated hereby or thereby or the plans or intentions of Purchaser with respect to the conduct of the business of the Company or its Subsidiaries after the Closing, (G) an act or omission of Parent or Purchaser or an act or omission of any Seller, the Seller Representative or the Company to which Purchaser has explicitly consented in writing or any failure of the Company to take any action referred to in Section 8.1 due to Purchaser’s withholding of consent following written notice from the Seller Representative that the withholding of such consent would reasonably be expected to have a Company Material Adverse Effect (determined in accordance with the other clauses of this definition).
     “Confidential Information” means any information concerning the business and affairs of the Company or the Assets, that is not generally available to the public, including know-how, trade secrets, customer lists, details of customer or consultant contracts, pricing policies,

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operational methods and marketing plans or strategies, and any information disclosed to the Company by third parties to the extent that the Company has an obligation of confidentiality in connection therewith.
     “Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase orders, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), to which the Company or any of its Subsidiaries is a party or which are binding upon the Company, its Subsidiaries and/or the Assets, including but not limited to the agreement with the British Broadcasting Corporation dated on or about 25 August 2010.
     “Copyrights” has the meaning set forth in the definition of Intellectual Property contained in this Schedule 1.
     “DCC” means Dutch Civil Code (Burgerlijk Wetboek).
     “Debt” means all interest bearing debt of the Company excluding the Allowed Debt.
     “Deed of Transfer” has the meaning set forth in Section 3.1.
     “Determination” has the meaning set forth in the definition of Dispute Resolution Procedure.
     “Disclosure Letter” the letter dated and delivered by Sellers to Purchaser on the date of this Agreement and attached hereto as Schedule 3.2(k), for the purposes of Article 4 and 7.1.
     “Disclosure Schedules” means the disclosure schedules to this Agreement.
     “Dispute Resolution Procedure” means the procedure pursuant to which the items in dispute are referred by Purchaser or the Seller Representative for determination as promptly as practicable to the Independent Accounting Firm, which will be jointly engaged by Purchaser, on the one hand, and the Seller Representative, on the other hand, pursuant to an engagement letter in customary form which each of Purchaser and the Seller Representative will execute. The Independent Accounting Firm will prescribe procedures for resolving the disputed items and in all events shall make a written determination, with respect to such disputed items only (i.e., in connection with Section 2.3, whether and to what extent, if any, the calculations of the Closing WC require adjustment of the Final Purchase Price based on the terms and conditions of this Agreement (a “Determination”)). The Determination will be based solely on presentations with respect to such disputed items by Purchaser and the Seller Representative to the Independent Accounting Firm and not on the Independent Accounting Firm’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Accounting Firm by Purchaser or the Seller Representative in connection with such presentations and any materials delivered to the Independent Accounting Firm in response to requests by the Independent Accounting Firm. Each of Purchaser and the Seller Representative will use its commercially Reasonable Best

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Efforts to make its presentation as promptly as practicable following submission to the Independent Accounting Firm of the disputed items, and each such party will be entitled, as part of its presentation, to respond to the presentation of the other party and any question and requests of the Independent Accounting Firm. Purchaser and the Seller Representative will instruct the Independent Accounting Firm to deliver the Determination to Purchaser and the Seller Representative no later than thirty (30) calendar days following the date on which the disputed items are referred to the Independent Accounting Firm. In deciding any matter, the Independent Accounting Firm (i) will be bound by the provisions of Section 2.3 as applicable, (ii) may not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or the Seller Representative or less than the smallest value for such item claimed by Purchaser or the Seller Representative, and (iii) will be bound by the express terms, conditions and covenants set forth in this Agreement, including the definitions contained herein. In the absence of fraud or manifest error, the Determination will be conclusive and binding upon Purchaser and the Sellers. The Independent Accounting Firm will consider only those items and amounts in Purchaser’s Closing Certificate delivered pursuant to Section 2.3 which Purchaser and the Seller Representative were unable to resolve. All fees and expenses (including reasonable attorney’s fees and expenses and fees and expenses of the Independent Accounting Firm) incurred in connection with any dispute under Section 2.3 (as applicable) shall be borne by the parties based on the percentage which the portion of the contested amount not awarded to such party bears to the amount actually contested by the parties. By way of example and not by way of limitation, if the Seller Representative seeks a 70,000 EUR upward adjustment to Closing WC and the Independent Accounting Firm determines that there will be a 40,000 EUR upward adjustment, then the Sellers will be responsible for three-sevenths (3/7th) of the fees and expenses and Purchaser will be responsible for four-sevenths (4/7th) of the fees and expenses.
     “Effective Time” has the meaning set forth in Section 3.1.
     “Equity” has the meaning set forth in the Recitals to this Agreement.
     “EUR” means the euro, the currency of the Eurozone of the European Union (sign: €).
     “Exit Payments” means the bonuses and gratifications due and payable by the Company to the persons entitled to receive the same, as set forth in the Flow of Fund Certificate.
     “Final Closing WC” has the meaning set forth in Section 2.3(c).
     “Final Purchase Price” has the meaning set forth in Section 2.3(b).
     “Financial Statements” means the audited balance sheet and income statement of the Company for the fiscal year ended December 31, 2009, and an unaudited balance sheet and statement of income and cash flows as of and for the period beginning January 1, 2010 and ended 31 July 2010.
     “Flow of Funds Certificate” has the meaning set forth in Section 2.2(a).
     “Guaranteed Obligations” has the meaning set forth in Section 8.11.

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     “Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body, in any applicable jurisdiction.
     “IFRS” means International Financial Reporting Standards adopted by the European Union and as applied by the Company.
     “Indefinite Representations” means Sections 4.1 (organization), 4.2 (authorization), 4.3 (Subsidiaries), 4.4 (capitalization), 5.1 (Seller authority), 5.2 (title to Equity), 5.5 (binding agreement for Sellers) and 5.6 (Seller insolvency).
     “Independent Accounting Firm” means Grant Thornton LLP, or such other nationally or regionally recognized accounting firm mutually agreed upon by Purchaser and the Seller Representative; provided, however, that the Independent Accounting Firm may not have a business relationship with any of the Major Sellers, the Company or Purchaser. If Grant Thornton LLP is unable to serve as the Independent Accounting Firm and Purchaser and the Seller Representative have failed to reach agreement on an Independent Accounting Firm within ten (10) calendar days, then the Independent Accounting Firm will be selected by the Seller Representative and consented to by Purchaser (such consent not to be unreasonably withheld, delayed or conditioned).
     “Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world, and equivalent or similar rights anywhere in the world, in each case, to the extent owned by, licensed to, or otherwise used or held for use by the Company and/or its Subsidiaries in the business: (a) patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled) (collectively, “Patents”), (b) trademarks, service marks, trade dress, trade names, brand names, Internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration thereof (collectively, “Trademarks”), (c) works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration, and non-registered copyrights, and all moral rights (collectively, “Copyrights”), (d) trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection) (collectively, “Trade Secrets”), (e) all domain name registrations, web sites and web pages and related rights, items and documentation related thereto (collectively, “Internet Assets”), (f) computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases (“Software”), and (g) all licenses, and sublicenses, and other agreements or permissions related to the preceding property.

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     “Internet Assets” has the meaning set forth in the definition of Intellectual Property contained in this Schedule 1.
     “IP Licenses” has the meaning set forth in Section 4.13(a)(ii).
     “Key Employees” means Mr. Ranta (Head of SD), Mr. Van der Werff (VP Sales), Mr. Kooistra (VP Business Development), Mr. Verhulst (VP Partnerships), Mr. Fambach (VP Professional Services) and Mr. Makudan (VP Support).
     “Key Representations” means Sections 4.11 (Intellectual Property and privacy), 4.16 (Tax matters) and the representations specifically relating to pension as set forth in 4.18(b) (Employee Benefit Plans).
     “Knowledge” and any similar terms which refer to the knowledge, information, belief or awareness of the Sellers means the actual knowledge of Brent Wissink, Fred Appelman, Michiel Berger and Michael Kinsbergen and is deemed to be made after due and careful consideration and after having made diligent enquiry with senior management having knowledge of the relevant matters.
     “Laws” has the meaning set forth in Section 4.6.
     “Leases” has the meaning set forth in Section 4.20(a).
     “Leased Improvements” means all leasehold improvements and fixtures located on the Leased Premises.
     “Leased Premises” has the meaning set forth in Section 4.20(a).
     “Liens” means all mortgages, deeds of trust, collateral assignments, security interests, financing statements, conditional or other sales agreements, liens, pledges, hypothecations, and other encumbrances on or ownership interests in the Assets or the Equity, as applicable.
     “Major Customers” has the meaning set forth in Section 4.31(a).
     “Major Seller” means any Seller of the Company whose Pro Rata Share equals five percent (5%) or more, therefore: Michielb Beheer B.V. and Mr. Michiel Berger, Indictis B.V., Mr. Michael Kinsbergen, Mr. Wilhelmus Franciscus Burgers, Prime Technology Ventures II N.V. and Prime Technology Venture Partners II B.V..
     “Net Working Capital” means, as of any date of determination, (i) current assets consisting of (A) trade receivables and (B) other current assets, and (C) restricted cash, cash and bank balances, minus (ii) the current liabilities consisting of (A) trade payables, (B) current tax liabilities, (C) deferred income and (D) other current liabilities, in each case determined as of 12:01 a.m. CET on 1 September 2010 and calculated in the same manner and using the same methodologies, practices, accounting applications and assumptions consistently utilized for the respective line items on the balance sheet of the Company in previous years; provided that: (i) the current liabilities will exclude (A) any Debt of the Company or any Subsidiary paid pursuant

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to Section 2.2(b), (B) any Transaction Expenses of the Company payable pursuant to Section 2.2(b) and (C) the Severance Payments, (D) the Exit Payments and (E) the Aggregate Option Rights Termination Payments paid or payable, and (ii) current liabilities will include (A) any current Taxes payable by the Company or any Subsidiary resulting from the consummation of the transactions contemplated by this Agreement, (B) the estimated costs, fees and expenses related to the preparation and execution of the Termination Agreements, the estimated costs, fees and expenses related to the payment of the Severance Payment and the estimated costs, fees and expenses related to the preparation of Tax Returns pursuant to Section 8.8(a), (C) the aggregate balance of all outstanding checks written against the bank accounts, including money market accounts, of the Company and its Subsidiaries. For purposes of clarity, each of the items excluded from or included in current assets or current liabilities, as the case may be, shall be determined as of 12:01 a.m. CET on 1 September 2010.
     “Notices” has the meaning set forth in Section 12.
     “Notary” means Mr. Ph.F. König, a civil-law notary (notaris) of Houthoff Buruma Coöperatief U.A., or his deputy, substitute or successor in office, and any other civil-law notary nominated by Purchaser and reasonably acceptable to the Seller Representative.
     “Open Source Materials” has the meaning set forth in Section 4.11(n).
     “Options” means options, warrants or other rights to subscribe for or purchase any ordinary shares or other equity interests of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire, any equity securities of the Company.
     “Order” means any preliminary or permanent injunction or other order or decree of a Governmental Authority of competent jurisdiction.
     “Ordinary Course of Business” means, with respect to a Person, an action taken by such Person if such action is recurring in nature, is consistent with the past practices of the Person and is taken in accordance with sound and prudent business practices and in the ordinary course of the normal day-to-day operations of the Person. For the avoidance of doubt, actions related to sales or acquisitions of Persons (whether by merger or stock, equity or asset purchase) will not be considered by the parties hereto to be in the Ordinary Course of Business.
     “Parent” has the meaning set forth in the Preamble to this Agreement.
     “Patents” has the meaning set forth in the definition of Intellectual Property contained in this Schedule 1.
     “Permits” means all federal, national, state, local, municipal or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, certificates, or orders of, any Governmental Authority or any other Person, required for the Company or the Subsidiaries to own the Assets or conduct the business of the Company and the Subsidiaries as is now being conducted.

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     “Permitted Liens” means (a) Liens for Taxes not yet due and payable, (b) statutory Liens of landlords, carriers, warehousemen, mechanics and materialmen and other similar Liens imposed by Law in the Ordinary Course of Business for sums not yet due and payable, and (c) Liens as of the date hereof set forth on Schedule 4.9 and specifically identified, with the consent of Purchaser, as “Permitted Liens”.
     “Permitted Use” has the meaning set forth in Section 9.3.
     “Person” means any individual, partnership, joint venture, corporation, trust, unincorporated organization, limited liability company, group, Governmental Authority, and any other person or entity.
     “Personal Property” means all of the machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, spare parts, equity interests in or debt instruments of any Affiliate, and other tangible personal property which are owned or leased by the Company and/or its Subsidiaries and used in the conduct of the Company’s and/or its Subsidiaries’ business or the operations of the Company’s business including the Personal Property identified on Schedule 4.10.
     “Preliminary WC” means the Company’s good faith estimate of Closing WC, based on the most recent month end combined balance sheet of the Company available to the Seller Representative at the time of its preparation of the Preliminary WC, with such other adjustments as the Seller Representative believes necessary to reflect its good faith estimate of changes from the date of such balance sheet to the Closing Date and be prepared in accordance with the procedures set forth in the definition of Net Working Capital.
     “Pro Rata Share” means, with respect to a Seller, the aggregate number of Equity shares held by such Seller divided by the aggregate number of shares of Equity held by all of the Sellers, expressed as a percentage and set forth on Schedule 2.1(a).
     “Pro Rata Warranty Share” means, with respect to a Seller, the percentage set forth on Schedule 2.1(b) which such Seller shall contribute to an indemnification payment to Purchaser pursuant to Sections 4 and 7 hereof.
     “Property Warranties” means all of the Company’s rights under any manufacturers’, vendors’ or other warranties relating to the Assets.
     “Purchase Price” has the meaning set forth in Section 2.1.
     “Purchaser” has the meaning set forth in the Preamble to this Agreement.
     “Purchaser Closing Certificate” has the meaning set forth in Section 2.3(c).
     “Purchaser Parties” has the meaning set forth in Section 7.1.
     “Reasonable Best Efforts” means the efforts that a reasonably prudent Person would use to achieve a result as expeditiously as reasonably possible.

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     “Reasonable Inquiry” means the investigation that a reasonably prudent manager (or applicable Person) would conduct to determine the accuracy of such matter.
     “Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.
     “Sellers” has the meaning set forth in the Preamble to this Agreement.
     “Sellers Dispute Notices” has the meaning as set forth in Schedule 2.3(c).
     “Seller Parties” has the meaning set forth in Section 6.2.
     “Seller Representative” has the meaning set forth in the Preamble.
     “Severence Payments” means the payments to be made by the Company pursuant to the Termination Agreements.
     “Share Equivalent Number” means the sum of (a) the number of Equity shares issued and outstanding immediately prior to the consummation of the Closing and (b) the number of Equity shares underlying the Options that are outstanding immediately prior to the consummation of the Closing.
     “Software” has the meaning set forth in the definition of Intellectual Property contained in this Schedule 1.
     “Subscription Agreements” has the meaning set forth in Section 3.2(j).
     “Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. Unless the context requires otherwise, each reference to a Subsidiary will be deemed to be a reference to a Subsidiary of the Company.
     “Target WC” means EUR. 5,776,000
     “Tax” means any federal, national, state, local, municipal or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer,

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registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security (or similar), pension, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; it being understood that the foregoing will include any transferee or secondary liability for a Tax and any liability assumed or arising as a result of being, having been, or ceasing to be a member of any group of Persons affiliated or liable or deemed to be affiliated or liable for purposes of any Tax (or being included or required to be included in any Tax Return relating thereto) or as a result of any Tax indemnity, Tax sharing, Tax allocation or similar contract or arrangement.
     “Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of the Company or any Affiliate of the Company other than the Sellers or the administration of any Laws or administrative requirements relating to any Taxes.
     “Taxing Authority” means any Governmental Authority with the power to levy or collect Taxes.
     “Termination Agreements” has the meaning set forth in Section 3.2(h).
     “Third Party Account” means the third party account of the Notary: Houthoff Buruma Derdengelden Notariaat Rotterdam, account number: 21.35.05.061 (IBAN: NL03FTSB0213505061).
     “Trademarks” has the meaning set forth in the definition of Intellectual Property contained in this Schedule 1.
     “Trade Secrets” has the meaning set forth in the definition of Intellectual Property contained in this Schedule 1.
     “Transaction Documents” means this Agreement and each duly executed and delivered agreement, instrument or document in a form attached hereto as an exhibit and any other agreements, certificates or instruments contemplated by this Agreement or any other Transaction Document, including the exhibits hereto and thereto.
     Transaction Expenses” means the aggregate (as definitively and fully set out on Schedule 2.2) (a) all fees and expenses payable by the Company or Sellers in connection with the consummation of the transactions contemplated hereby (or incurred in connection with the transactions hereunder) including any of the foregoing payable to legal counsel, accountants, investment bankers, financial advisors, brokers, finders, or consultants plus (b) any transfer, sale, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative and filing fees arising in connection with the consummation of the transaction contemplated by this Agreement and payable by the Company and/or its Subsidiaries or Sellers.

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     “U.S. GAAP” means generally accepted accounting principles in the United States of America.
          (b) Certain Interpretive Matters. In this Agreement, unless the context otherwise requires: (i) words of the masculine or neuter gender include the masculine, neuter and/or feminine gender, and words in the singular number or in the plural number each include, as applicable, the singular number or the plural number, (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity, (iii) any accounting term used and not otherwise defined in this Agreement or any Transaction Document has the meaning assigned to such term in accordance with IFRS, (iv) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term, (v) reference to any Law means such Law as amended, modified codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, (vi) any agreement, instrument, insurance policy, statute, regulation, rule or order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, statute, regulation, rule or order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein, (vii) legal terms refer to Dutch legal concepts only, references to legal terms or concepts apply even where the concept referred to by such term does not exist outside the Netherlands, and if necessary shall include a reference to the term in that jurisdiction outside the Netherlands that most approximates the Dutch term, and (viii) except as otherwise indicated, all references in this Agreement to the underlined words “Section” and “Exhibit” are intended to refer to the Sections and Exhibits to this Agreement. All references in this Agreement to the underlined word “Schedule” refer to the Schedules or Sections of the Disclosure Schedule to this Agreement. The parties further acknowledge and agree that: (A) this Agreement is the result of negotiations between the parties and will not be deemed or construed as having been drafted by any one party, (B) each party and its counsel have reviewed and negotiated the terms and provisions of this Agreement (including any Exhibits and Disclosure Schedules attached hereto) and have contributed to its revision, (C) the rule of construction to the effect that any ambiguities are resolved against the drafting party will not be employed in the interpretation of this Agreement, and (D) the terms and provisions of this Agreement will be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.
          (c) Disclosure Schedules. The inclusion of any item in any part or section of the Disclosure Schedules shall not constitute an admission that a violation, right of termination, default, liability or other obligation of any kind exists with respect to such item, but rather is intended only to respond to certain representations and warranties in this Agreement and to set forth other information required by this Agreement. Also, the inclusion of any matter in the Disclosure Schedules does not constitute an admission as to its materiality as it relates to any provision of this Agreement. Information and disclosures contained in each section of the

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Disclosure Schedules shall be deemed to be disclosed and incorporated by reference in each of the other sections of the Disclosure Schedules as though fully set forth in such other sections if its applicability is reasonably apparent to a third party. Except as expressly set forth in the Disclosure Schedules, the definitions contained in this Agreement are incorporated into the Disclosure Schedules.

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